Form 10KSB, Exhibit 13
period 1998-06-30
WSB HOLDING CO
filed 1998-09-28
CIK 1040790

EXHIBIT 13

                               WSB Holding Company

Corporate Profile

         WSB Holding Company (the "Company") is a Pennsylvania corporation organized in June 1997 at the direction of Workingmens Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On August 27, 1997, Workingmens Savings Bank, FSB completed the Conversion, changed its name to Workingmens Bank and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

         Workingmens Bank began operations in 1881 under the name "Workingmens Premium and Loan Association of Allegheny County," and is a federally chartered stock savings bank headquartered in Pittsburgh, Pennsylvania. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision and its deposits are federally insured by the Savings Association Insurance Fund. The Bank is a member of and owns capital stock in the FHLB of Pittsburgh, which is one of the 12 regional banks in the FHLB System. The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate.

Stock Market Information

         The Company's common stock has been traded on the OTC Bulletin Board under the trading symbol of "WSBH" since it commenced trading in August 1997. The following table reflects high and low bid quotations as published by Bloomberg, L.P. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. During and for the year ended June 30, 1998, the Company did not pay nor declare any dividends.


                       Date                    High ($)                Low ($)
                       ----                    --------                -------

August 27, 1997 to September 30, 1997           14.25                    10.00

October 1, 1997 to December 31, 1997            14.25                    13.75

January 1, 1998 to March 31, 1998               16.375                   14.25

April 1, 1998 to June 30, 1998                  17.00                    14.88


         The number of shareholders of record of common stock as of the record date of September 1, 1998, was approximately 241. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 1, 1998, there were 330,600 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

Selected Financial Ratios and Other Data

                                                                 For the Years Ended
                                                                       June 30,
                                                                 --------------------
                                                                   1998 (%)  1997 (%)
                                                                   --------  --------
Return on average assets
  (net income divided by average total assets) ............          .32     (0.38)

Return on average equity
  (net income divided by average equity) ..................         2.70     (5.86)

Average equity to average assets ratio
  (average equity divided by average total assets) ........        11.83      6.42

Equity to assets at period end ............................        12.54      6.04

Net interest rate spread ..................................         2.61      2.68

Net yield on average interest-earnings assets .............         3.25      3.07

Non-performing loans to total assets ......................          .79      2.34

Non-performing loans to total loans .......................         1.82      5.42

Allowance for loan losses to non-performing assets ........        65.91     25.86

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         Workingmen's Bank (the "Bank") converted from a federal chartered mutual savings bank to a federal chartered stock savings bank on August 27, 1998. In the conversion, 330,600 shares of common stock of WSB Holding Company (the "Company") were sold, generating net proceeds after conversion expenses of $3,012,535. Of this amount, $1,625,000 was used to purchase 100% of the common stock of the Bank and $264,480 to fund the stock purchase made by the Employee Stock Ownership Plan. The remainder was retained by the Company.

         The Bank Is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one to four family residential properties located in its market area. The Bank also originates multi-family and non-residential real estate loans and consumer loans.

         The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans and investments and interest paid on interest bearing liabilities. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Bank's market area.

Asset and Liability Management

         The Bank's objective in its asset/liability management program is to manage liquidity and interest rate risk, so as to maximize net income and return on equity in a changing interest rate environment. The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other thrift institutions, is subject to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do traditional mortgage loans, increases in interest rates may have an adverse effect on the Bank's earnings. The Bank is reducing this exposure by diversifying the loan portfolio to include more consumer loans. Consumer loans by their nature have shorter maturities.

         The Bank attempts to manage the interest rate it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily upon deposits at its source of funds. To the extent the Bank is unable to invest these funds in loans originated in the Bank's market area, it will continue to purchase (i) mortgage-backed securities and (ii) high quality investment securities.

Net Portfolio Value

         Management measures the Bank's interest rate risk by computing amounts by which the net present value of the Bank's cash flow from assets, liabilities and off balance sheet items (net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV from instantaneous and permanent 1% to 4% (100 to 400 basis points) increases and decreases in market interest rates. Based upon OTS assumptions, the following table presents the Bank's NPV at June 30, 1998.

                             Changes in Net Portfolio Value

              Changes
             in Market                                         Change in
           Interest Rates             NPV Ratio(1)             NPV Ratio(2)
           --------------             ------------             ------------

                +400 bp                   -39.0%                  -378 bp

                +300 bp                   -28.9%                  -274 bp

                +200 bp                   -18.3%                  -169 bp

                +100 bp                   - 8.2%                  - 73 bp

                   0 bp                       0                      -

                -100 bp                    11.6%                   103 bp

                -200 bp                    23.4%                   240 bp

                -300 bp                    36.9%                   314 bp

                -400 bp                    51.7%                   432 bp

-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

         These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. In addition, the Bank would be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at June 30, 1998 and 1997

         Total consolidated assets increased by approximately $4.4 million, or 13.01% to $38.2 at June 30, 1998 from $33.8 million at June 30, 1997. The increase in total assets was primarily attributable to the net proceeds received from the initial public offering. The increase in total assets reflects a $221,000 increase in investments and mortgage-backed securities, a $2,029,000 increase in loans and real estate, net and a $2.4 million increase in cash and cash equivalents.

         Deposits increased $3.5 million, or 12.2% to $31.9 million at June 30, 1998 from $28.4 million at June 30, 1997. Interest bearing liabilities increased $599,000, or 2.0% to $30.4 million at June 30, 1998 from $29.8 million at June 30, 1997. The increase reflects a $2.6 million increase in interest bearing deposits and repayments of FHLB borrowings of $2.0 million.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average interest earning assets, interest bearing liabilities and net interest income.


                                                                       For the Year Ended June 30,
                                              -------------------------------------------------------------------------------

                                                            1998                                       1997
                                              ----------------------------------             --------------------------------

                                                Average                  Average              Average                Average
                                                Balance    Interest   Yield/Cost              Balance   Interest  Yield/Cost
                                                -------    --------   ----------              -------   --------  ----------
Interest-earning assets:

  Loans receivable                            $  15,507   $   1,308         8.44%           $  14,412   $  1,176        8.16%

  Investment securities                          14,840         999         6.73               14,451      1,022        7.07

  Other interest-earning assets                   4,185         283         6.77                1,909         90        4.73
                                               --------     -------       ------             --------    -------     -------

Total interest-earning assets                    34,532       2,590         7.50               30,772      2,288        7.44
                                                            -------                                      -------

Non-interest-earning assets                       1,735                                         1,577
                                               --------                                      --------

Total assets                                  $  36,267                                     $  32,349
                                               ========                                      ========

Interest-bearing liabilities:

  Passbook and club accounts                     10,364         320         3.09%              10,147        320        3.15

  Certificates of deposit                        17,913       1,049         5.86               16,607        927        5.58

  Other liabilities                               1,708          97         5.69                1,500         98        6.53
                                                -------     -------      -------              -------     ------     -------

Total interest-bearing liabilities               29,985       1,466         4.89               28,254      1,345        4.76
                                                            -------                                      -------

Non-interest-bearing liabilities                  2,001                                         2,030
                                                -------                                       -------

Total liabilities                                31,986                                        30,284
                                                -------                                       -------

Stockholders' equity                              4,281                                         2,065
                                                -------                                       -------

Total liabilities and Stockholders' equity    $  36,267                                      $ 32,349
                                                =======                                       =======

  Net interest income                                      $  1,124                                     $    943
                                                            =======                                     ========

Interest rate spread                                                        2.61%                                       2.68%

Net yield on interest-earning assets                                        3.25%                                       3.07%

Ratio of average interest-earning assets                                                                              108.91%
  to average interest-bearing liabilities                                 115.16%


Rate/Volume Analysis

         The table below sets forth information regarding the Company's interest income and interest expense for the year ended June 30, 1998. For each category of the Company's interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in volume).


                                               Year Ended June 30,
                                        --------------------------------
                                                 1998 vs. 1997
                                        --------------------------------
                                              Increase (Decrease)
                                                    Due to
                                        --------------------------------
                                                           Rate
                                         Volume   Rate    Volume    Net
                                         ------   ----    ------    ---

Interest income:

  Loans receivable                       $ 104   $  26    $   2    $ 132

  Investment securities                     28     (50)      (1)     (23)

  Other interest-earning assets            108      39       46      193
                                         -----   -----    -----    -----

    Total interest-earning assets        $ 240      15    $  47    $ 302
                                         =====   =====    =====    =====

Interest expense:

  Passbook and club accounts             $   7   $  (7)   $--      $--

  Certificates of deposit                   73      46        3      122

  Other liabilities                         14     (13)      (2)      (1)
                                         -----   -----    -----    -----

    Total interest-bearing liabilities   $  94   $  26    $   1    $ 121
                                         =====   =====    =====    =====

Change in net interest income            $ 146   $ (11)   $  46    $ 181
                                         =====   =====    =====    =====



Comparison of Operating Results for the Years Ended June 30, 1998 and 1997

         Net Income. Net income increased $179,000 or 279.7% from a net loss of $64,000 for the year ended June 30, 1997 to net income of $115,000 for the year ended June 30, 1998. The increase in net income was primarily the result of a reduction of $104,000 in the provision for credit losses and a decrease in the SAIF insurance assessment in the amount of $108,000 (after taxes) during the year ended June 30, 1997.

         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on our interest-earning assets (primarily loans,
investment  and   mortgage-backed   securities)  and  interest  we  pay  on  our
interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         Our net interest income increased $181,000 or 19.2% to $1,124,000 for the year ended June 30, 1998 compared to $943,000 for the year ended June 30, 1997. The increase was due primarily to the growth of average interest-earning assets from $30.8 million for the year ended June 30, 1997 to $34.5 million for the year ended June 30, 1998. The increase in our average interest-earning assets of $3.7 million reflects an increase of $1.1 million in average loans, an increase of $389,000 in average investment and mortgage-backed securities and an increase of $2.2 million in average other interest-earnings assets.

         Our interest rate spread decreased and our net interest margin increased for the year ended June 30, 1998 compared to the year ended June 30, 1997. This was due primarily to the increase in the yield on interest-earning assets from 7.44% for the year ended June 30, 1997 to 7.50% for the year ended June 30, 1998, offset by an increase in our average cost on interest bearing liabilities to 4.89% at June 30, 1998 from 4.76% at June 30, 1997. The yield on our average interest-earning assets increased for the year ended June 30, 1998 due to an increase in the average balance of loans and investment securities. The increase in our average cost of funds was primarily due to an increase in average interest-bearing liabilities.

         Provision for Loan Losses. Our provision for loan losses decreased to $104,000 from $136,000 for the year ended June 30, 1997 to $32,000 for the year ended June 30, 1998. The decrease in the provision for loan losses for the year ended June 30, 1998 was attributable to the large provision we recorded for the year ended June 30, 1997. This was due to a change in one of our borrower's ability to repay. The borrower had outstanding, 14 non-performing loans that ranged from $30,000 to $100,000, totaling $665,000, secured by 1- to 4- family residences. Full payment of these loans was due June 30, 1997 and was not received. Since then we were repaid in full on six loans, and we foreclosed on six properties for which we subsequently sold four of the six without incurring any additional losses. For the remaining two loans we do not expect to incur any additional losses.

         Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Because of the increased coverage of the allowances for loan losses to total loans, management believes the allowance for loan losses is at level that is considered to be adequate to provide for estimated losses: however, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Non-Interest Expense. Our non-interest expense increased by $17,000 or 1.6% from $1,025,000 for the year ended June 30, 1997 to $1,042,000 for the year ended June 30, 1998, primarily as a result of anticipated expenses related to compensation increases and the implementation of the ESOP and the restricted stock plan totaling $90,000. Due to the special SAIF assessment paid in fiscal 1997, FDIC insurance premiums decreased $179,000. Legal, accounting and other fees increased $60,000 due to activities relating to being a public company. The remainder of the increases in non-interest expenses was associated with increased loan expenses, advertising and upgrades associated with the Bank's technology.

         Income Tax Expense. Our income tax expense for the year ended June 30, 1998 was $47,000 compared to an income benefit of $(67,000) for the year ended June 30, 1997. The $114,000 increase was the result of pre-tax income increasing by $294,000. Additionally, we invest in tax-exempt securities which provided us with non-taxable income.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. The OTS minimum required liquidity ratio is 4%. Short-term liquidity at June 30, 1998 was 64%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, loan funding commitments, and repayment of borrowings, when applicable. The Bank adjusts its liquidity level as appropriate to meets it asset/liability objectives. The primary source of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the Federal Home Loan Bank of Pittsburgh. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Year 2000 Compliance

         A great deal of information has been disseminated about the global computer crash that may occur in the year 2000 which would affect the speed and accuracy of the data processing that is essential to our operations. We have established a Year 2000 Plan to review our internal information systems as well as the efforts of our outside data processing service provider. The progress of the Plan is monitored by the Board and is progressing satisfactorily.

         All of our material data processing that could be affected by this problem is provided by a third party service bureau ("service bureau"). This service bureau has advised us that it expects to resolve this potential problem before the year 2000. However, if this service bureau is unable to resolve this potential problem in a timely manner, the Bank will activate all contingency plans in an attempt to avoid what would otherwise be significant data processing delays, mistakes or failures. Any delays, mistakes or failures could have a significant adverse impact on our financial condition and our results of operations.

         The Bank is monitoring its service bureau to evaluate whether its data processing system will fail and is being provided with periodic updates on the status of testing and upgrades being made by the service bureau. If the Bank service bureau fails, the Bank will attempt to locate an alternative service bureau that is year 2000 compliant. If the Bank is unsuccessful, the Bank will enter deposit and loan transactions by hand in its general ledger and compute loan payments and deposit balances and interest in its existing computer system. The Bank believes that they would be able to operate in this manner for a limited time, until their existing service bureau, or their replacement, is able to again provide data processing services. If very few financial institution service bureaus were operating in the year 2000, their replacement costs, assuming the Bank could negotiate an agreement, could be material.

Impact of New Accounting Standards

         Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It also requires that an enterprise
(a) classify items of other comprehensive income by their nature in a financial statement and (b) display accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a financial statement of financial position. The Company intends to adopt SFAS No. 130 on July 1, 1998. Management does not expect the adoption of SFAS No. 130 to have a material effect on the Company's consolidated financial condition or results of operations.

         Pensions and other Postretirement Benefits. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and other Postretirement Standards". This statement is effective for fiscal years beginning after December 15, 1997. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. This statement standardizes the disclosure requirements of SFAS No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. Statement 132 does not change any of the measurement or recognition provisions provides for in SFAS No. 87, No. 88 or No. 106. The Company intends to adopt SFAS No. 132 on July 1, 1998. Management does not expect the adoption of SFAS No. 132 to have a material effect on the Company's consolidated financial condition or results of operations.

                                                                          [LOGO]
                                                           Stokes Kelly & Hinds,

                                                    Certified Public Accountants
                                                             & Business Advisors



                                                             Members:
                                            American and Pennsylvania Institutes
                                              of Certified Public Accountants

            INDEPENDENT AUDITOR'S REPORT

                                                     Division for CPA Firms:
                                                       SEC Practice Section





The Board of Directors
WSB Holding Company


We have audited the accompanying consolidated statements of financial condition of WSB Holding Company and subsidiary (the "Company") as of June 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WSB Holding Company and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/Stokes Kelly & Hinds, LLC

Pittsburgh, Pennsylvania
September 1, 1998

                                                           9401 McKnight Road
                                                        Pittsburgh, Pennsylvania
                                                             15234-6000
                                                           Phone 412-364-0590
                                                         Voice Mail 412-364-6070
                                                            Fax 412-364-6176

                       WSB HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 1998 and 1997



                                     ASSETS

                                                                                    1998                    1997
                                                                             -----------------       ---------------
Cash and cash equivalents:
   Interest bearing                                                              $  4,750,915          $  2,547,897
   Non-interest bearing                                                               406,629               256,907
Securities held-to-maturity (estimated fair
   value of $ 11,701,996 and $ 11,980,616 in 1998 and 1997)                        11,667,658            12,007,456
Securities available-for-sale, at fair value                                        3,245,015             2,684,039
Loans and real estate, net                                                         16,620,321            14,590,996
Federal Home Loan Bank stock, at cost                                                 153,300               153,300
Accrued interest receivable                                                           228,175               299,469
Premises and equipment, net                                                         1,017,168             1,057,667
Other assets                                                                          106,431               146,503
Income taxes receivable                                                                 9,859                -
Deferred income taxes                                                                   3,001                52,426
                                                                                  -----------           -----------

         TOTAL ASSETS                                                             $38,208,472           $33,796,660
                                                                                  ===========           ===========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                          $31,867,605           $28,405,775
Federal Home Loan Bank advances                                                     1,000,000             3,000,000
Advances from borrowers for taxes and insurance                                       223,848               233,818
Accrued expenses and other liabilities                                                327,473               113,272
                                                                                  -----------           -----------

         TOTAL LIABILITIES                                                         33,418,926            31,752,865
                                                                                  -----------           -----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock ($ .10 par value, 1,000,000 shares
      authorized, none outstanding)                                                    -                     -
   Common stock ($ .10 par value, 4,000,000 shares
      authorized; 330,600 shares issued and
      outstanding at June 30, 1998)                                                    33,060                -
   Additional paid-in capital                                                       2,989,212                -
   Retained earnings, substantially restricted                                      2,179,378             2,063,990
   Unearned Employee Stock Ownership Plan (ESOP) shares                               (242,438)              -
   Unearned compensation - Restricted Stock Plan (RSP)                                (197,864)              -
   Treasury stock, at cost; 1,165 shares                                               (19,431)              -
   Net unrealized gain (loss) on securities
      available-for-sale, net of applicable
      income taxes of $17,360 and $ (9,124)                                            47,629                (20,195)
                                                                                  ------------          ------------

         TOTAL STOCKHOLDERS' EQUITY                                                 4,789,546             2,043,795
                                                                                  -----------           -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $38,208,472           $33,796,660
                                                                                  ===========           ===========

See accompanying notes to consolidated financial statements.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years Ended June 30, 1998 and 1997


                                                                                     1998                  1997
                                                                                --------------       --------------
INTEREST AND DIVIDEND INCOME
   Loans                                                                            $1,308,118          $ 1,176,149
   Investments                                                                         998,625            1,021,953
   Other interest earning assets                                                       283,488               90,343
                                                                                    ----------         ------------

         TOTAL INTEREST AND DIVIDEND INCOME                                          2,590,231            2,288,445
                                                                                    ----------         ------------

INTEREST EXPENSE
   Deposits                                                                          1,368,937            1,246,448
   Advances from FHLB                                                                   97,047               98,571
                                                                                    ----------         ------------

         TOTAL INTEREST EXPENSE                                                      1,465,984            1,345,019
                                                                                    ----------         ------------

         NET INTEREST INCOME                                                         1,124,247              943,426

PROVISION FOR LOAN LOSSES                                                               32,113              136,039
                                                                                    ----------         ------------

         NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES                                                 1,092,134              807,387
                                                                                    ----------         ------------

NONINTEREST INCOME
   Service charges and other fees                                                       83,401               83,330
   Net gain (loss) on sales of
      securities available-for-sale                                                     24,245                (1,608)
   Income from real estate rental                                                        4,325                4,300
                                                                                    ----------           ----------

         TOTAL NONINTEREST INCOME                                                      111,971               86,022
                                                                                    ----------           ----------

NONINTEREST EXPENSE
   Compensation and benefits                                                           513,032              423,786
   Occupancy and equipment expense                                                     142,619              142,352
   Federal insurance premiums                                                           29,883              208,873
   Other                                                                               356,013              249,986
                                                                                   -----------           ----------

         TOTAL NONINTEREST EXPENSE                                                   1,041,547            1,024,997
                                                                                   -----------           ----------

         INCOME (LOSS) BEFORE INCOME TAXES                                             162,558              (131,588)

INCOME TAX EXPENSE (BENEFIT)                                                            47,170               (67,128)
                                                                                    ----------           -----------

         NET INCOME (LOSS)                                                          $  115,388           $   (64,460)
                                                                                    ==========           ===========


Earnings per common share-BASIC (since inception)                                    $     .28                 N/A
                                                                                     =========         ===========
Earnings per common share-DILUTED (since inception)                                  $     .28                 N/A
                                                                                     =========         ===========

See accompanying notes to consolidated financial statements.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       Years Ended June 30, 1998 and 1997

                                                                                                          Net Unrealized
                                                                                                          Gain (Loss) on
                               Additional                    Unearned       Unearned                    Securities
                      Common    Paid-in      Retained         ESOP        Compensation    Treasury     Available-for-
                      Stock    Capital        Earnings      Shares         - RSP           Stock          Sale          Total
                    --------  ------------  --------------------------  --------------   -----------   ------------   -------------
BALANCE
  AT JULY 1, 1996    $  --     $      --     $  2,128,450    $      --      $      --      $      --      $   (41,293)   $ 2,087,157

Change in
   unrealized gain
   (loss) on
   securities
   available-for-
   sale, net of
   applicable
   income taxes
   of $19,571            --            --            --             --             --             --           21,098        21,098

Net (loss)               --            --         (64,460)          --             --             --             --         (64,460)
                      -------   -----------   -----------    -----------    -----------    -----------    -----------    ----------

BALANCE AT
  JUNE 30, 1997          --            --       2,063,990           --             --             --          (20,195)    2,043,795

Proceeds from sale
   of common stock,
   net of issuance
   costs               33,060     2,979,475          --         (264,480)          --             --             --       2,748,055

ESOP shares
  allocated              --           9,737          --           22,042           --             --             --          31,779

Award of shares
   under
   restricted
   stock plan            --            --            --             --         (208,278)          --             --        (208,278)

Amortization of
   restricted
   stock plan            --            --            --             --           10,414           --             --          10,414

Purchase of
   treasury stock        --            --            --             --             --          (19,431)          --         (19,431)

Change in
   unrealized
   gain (loss) on
   securities
   available-for-
   sale, net of
   applicable
   income taxes
   of $26,484            --            --            --             --             --             --           67,824        67,824

Net income               --            --         115,388           --             --             --             --         115,388
                      -------   -----------   -----------    -----------    -----------    -----------    -----------    ----------

BALANCE AT
  JUNE 30, 1998       $33,060   $ 2,989,212  $  2,179,378    $  (242,438)   $  (197,864)   $   (19,431)   $    47,629    $4,789,546
                      =======   ===========   ===========    ===========    ===========    ===========    ===========    ==========

See accompanying notes to consolidated financial statements.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 1998 and 1997

                                                                                         1998                    1997
                                                                                   -----------------        --------------
OPERATING ACTIVITIES
   Net income (loss)                                                                  $     115,388          $   (64,460)
   Adjustments to reconcile
      net income (loss) to net cash provided
      by operating activities:
          Amortization of:
             Deferred loan origination fees                                                  (3,730)              (4,411)
             Premiums and discounts on investment securities                                 (9,758)               2,010
             Unearned ESOP shares                                                            31,779               -
             Compensation expense related to RSP                                             10,414               -
          Provision for loan losses                                                          32,113              136,039
          Net (gain) loss on sales of
             securities available-for-sale                                                  (24,245)               1,608
          Depreciation of premises and equipment                                             52,940               53,170
          (Increase) decrease in:
             Accrued interest receivable                                                     71,294              (64,035)
             Other assets                                                                    40,072              (63,121)
             Income taxes receivable                                                         (9,859)               3,537
             Deferred income taxes                                                           22,941              (62,909)
          Increase (decrease) in:
             Accrued expenses and other liabilities                                           5,923               53,826
                                                                                        ------------          ----------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                            335,272               (8,746)
                                                                                        -----------           ----------


INVESTING ACTIVITIES
   Purchases of securities held-to-maturity                                             (13,650,000)          (4,710,730)
   Proceeds from maturities of and principal
      repayments on securities held-to-maturity                                          14,000,056            3,595,776
   Purchases of securities available-for-sale                                            (1,276,813)             -
   Proceeds from maturities of and principal repayments
      on securities available-for-sale                                                      580,890              439,033
   Proceeds from sales of securities available-for-sale                                     253,000              231,369
   Net loan originations and principal
      repayments on loans                                                                (2,057,708)          (1,093,900)
   Net (purchase) sale of Federal
      Home Loan Bank stock                                                                   -                   (20,100)
   Purchases of premises and equipment                                                      (12,441)             (38,243)
                                                                                        ------------          -----------

NET CASH USED BY INVESTING ACTIVITIES                                                    (2,163,016)          (1,596,795)
                                                                                        ------------          -----------


See accompanying notes to consolidated financial statements.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 1998 and 1997


                                                                                           1998                1997
                                                                                    ----------------      --------------
FINANCING ACTIVITIES
   Net increase in deposits                                                             $ 3,461,830         $    248,984
   Net increase (decrease) in FHLB advances                                              (2,000,000)           3,000,000
   Purchase of treasury stock                                                               (19,431)              -
   Proceeds from issuance of common stock                                                 3,041,520               -
   Payments of conversion costs                                                            (293,465)              -
   Net decrease in advances from borrowers
      for taxes and insurance                                                                (9,970)             (44,670)
                                                                                        -----------          -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 4,180,484            3,204,314
                                                                                        -----------          -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 2,352,740            1,598,773

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            2,804,804            1,206,031
                                                                                        -----------          -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $ 5,157,544          $ 2,804,804
                                                                                         ==========          ===========


SUPPLEMENTAL DISCLOSURES Cash paid during the period for:
   Interest on deposits, advances,
      and other borrowings                                                              $ 1,496,794          $ 1,299,115
   Income taxes                                                                         $    25,000          $      -

Noncash investing and financing activities:

      Transfer from loans to real estate owned                                          $   319,073          $      -

      Total increase (decrease) in unrealized
          gain (loss) on securities
          available-for-sale                                                            $    94,308          $    40,669

      Less: income tax expense (benefit)                                                     26,484               19,571
                                                                                         ----------           -----------

      Net increase (decrease) in unrealized
          gain (loss) on securities
          available-for-sale                                                            $    67,824          $    21,098
                                                                                         ==========           ===========

      Award of shares under restricted stock plan                                       $   208,278          $      -
                                                                                         ==========           ===========

See accompanying notes to consolidated financial statements.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

WSB Holding Company (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania for the purpose of becoming the holding company of Workingmens Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to its Plan of Conversion. The Company commenced operations on August 27, 1997, the date of a Subscription Offering of its shares in connection with the conversion of the Savings Bank (the "Conversion"). Prior to fiscal 1998, the financial statements include the accounts of the Bank only.

The Company conducts its business from its two locations in the North side section of the City of Pittsburgh and South Hills suburb of Pittsburgh. The Bank's principal sources of revenue emanate from its portfolio of residential real estate mortgage loans and investment securities. The Company primarily competes with other financial institutions in its market area, which it considers to be metropolitan Pittsburgh.

The Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (FDIC) and the Office of Thrift Supervision (OTS).

The accounting and reporting policies of the Company and the methods of applying those policies conform with generally accepted accounting principles. The accounting and reporting policies and the methods of applying those policies which significantly affect the determination of financial position, results of operations, and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the Company's loan portfolio consists of single-family residential loans in the Pittsburgh area. The regional economy is currently stable and consists of various types of industry. Real estate prices in this market are also stable, however, the ultimate collectibility of a substantial portion of the Company's loan portfolio are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically, review the estimated losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly owned subsidiary, Workingmens Service Corporation (WSC). The impact of WSC on the consolidated financial statements is not material. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers cash on hand and deposits in other financial institutions with an original maturity of ninety (90) days or less to be cash and cash equivalents.

Investment and Mortgage-Backed Securities

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. At present, the Company does not invest in any derivative investments for trading, investing, hedging or other purposes.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security using a method approximating the effective interest method. For mortgage-backed securities, such amortization and accretion is determined taking into consideration assumed prepayment patterns. Such amortization is included in interest income from investments. Interest and dividends are recognized when earned. Realized gains and losses, and declines in value judged to be other-than-temporary are included in gain (loss) on sale of investments. The cost of securities sold is based on the specific identification method.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan- origination fees.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.

Uncollected interest on loans is periodically reviewed. An allowance is established based on management's periodic evaluation for interest deemed uncollectible. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower is able to make periodic interest and principal repayments, as scheduled, in which case the loan is returned to accrual status.

The Company extends credit to customers throughout its market area which includes Metropolitan Pittsburgh. Most of the Company's loans are secured by real estate in Metropolitan Pittsburgh and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. While management believes it uses the best information available to make evaluations, future adjustments to the allowances may be necessary if circumstances differ substantially from the assumptions used in making the evaluations.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of impairment. The valuation allowance is to be established by a charge to the provision for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until all required contractual principal payments have been made and are recognized as interest income thereafter.

Management has determined that first mortgage loans on one-to-four family properties, home equity, second mortgage loans, and all consumer loans are large groups of smaller-balance homogenous loans which are to be collectively evaluated. Accordingly, such loans are outside the scope of Statement Nos. 114 and 118.

Management considers an insignificant delay, which is determined as 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Real Estate Owned

Real estate acquired by foreclosure or voluntary deed in lieu of foreclosure is initially carried at the lower of fair value minus estimated disposal costs or the balance of the loan on the property at the date of acquisition. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Subsequent costs directly related to the development or improvement of real estate are capitalized. Other costs of maintaining real estate ($ 0 in fiscal years 1998 and 1997) are charged to income as incurred and are reported in "Other Noninterest Expense." Gains recognized on the disposition of the properties are recorded in noninterest income.

Federal Home Loan Bank Stock

Investment in stock of a Federal Home Loan Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets which are from five to thirty-five years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

During  fiscal  1998,  the  Company  adopted  the  provisions  of the  Financial
Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share", and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. SFAS No. 128 also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. All prior period EPS data is required to be restated to confirm with SFAS No. 128.

Basic EPS excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilative stock options and Restricted Stock Plan (RSP) shares that have not yet vested.

For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



EPS is not applicable for periods prior to the completion of the Bank's stock conversion on August 27, 1997. EPS for fiscal 1998 has been computed based upon net income per share for the post conversion period from August 27, 1997 to June 30, 1998.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations for the year ended June 30, 1998:

                                        Income            Shares      Per-Share
                                      (Numerator)       (Denominator)  Amount
                                      -----------       -------------  ------

   Basic EPS                            $ 85,384        $ 305,363      $ 0.28
   Effect of dilutive securities            -                -
                                        --------        ---------

   Diluted EPS                          $ 85,384        $ 305,363      $ 0.28
                                        ========        =========      ======


Conversion to Stock Form of Ownership

The Company was incorporated under Pennsylvania law in May 1997 to acquire and hold all the outstanding common stock of the Bank, as part of the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. In connection with the conversion, which was consummated on August 27, 1997, the Company issued and sold 330,600 shares of common stock at a price of $ 10.00 per share for total net proceeds of $ 3,012,535 after conversion expenses of $ 293,465. The Company retained $ 1,123,055 of the proceeds and used the remaining proceeds to purchase the newly issued capital stock of the Bank in the amount of $ 1,625,000 and a loan to the ESOP of $ 264,480.

The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account discussed below or the regulatory capital requirements imposed by federal and state regulations.

At the time of conversion, the Bank established a liquidation account in an amount equal to its retained income as reflected in the latest consolidated balance sheet used in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





Pension Plan

The Company has a pension plan covering substantially all employees. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes but in amounts not less than the minimum amounts required by law.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts present do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment and mortgage-backed securities: Fair values for investments and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: The fair values for loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Federal Home Loan Bank (FHLB) Stock: No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates fair value.

Federal Home Loan Bank (FHLB) advances: Fair values of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Advances from borrowers for taxes and insurance: The carrying amount of advances from borrowers for taxes and insurance approximate fair value.

Off-Balance sheet items: Fair value of these items approximate their contractual amounts.

Recent Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Company consists of items previously recorded directly in equity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 130 is effective for financial statements for years beginning after December 15, 1997. The Company will adopt SFAS No. 130 effective July 1, 1998.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE B - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities held-to-maturity as of June 30, are as follows:


                                                                               1998
                                              ---------------------------------------------------------------------
                                                                         GROSS             GROSS
                                                AMORTIZED              UNREALIZED        UNREALIZED       FAIR
                                                  COST                   GAINS             LOSSES         VALUE
                                              ------------             ----------        ----------    ------------
U.S. Government and
   government agency
   obligations                                 $11,569,585              $ 37,039         $ (1,377)      $11,605,247

Collateralized mortgage
   obligations                                      98,073                  -              (1,324)           96,749
                                               -----------              --------         --------       -----------

                                               $11,667,658               $37,039         $ (2,701)      $11,701,996
                                               ===========               =======         ========       ===========



                                                                               1997
                                              ---------------------------------------------------------------------
                                                                         GROSS             GROSS
                                                AMORTIZED              UNREALIZED        UNREALIZED       FAIR
                                                  COST                   GAINS             LOSSES         VALUE
                                              ------------             ----------        ----------    ------------
U.S. Government and
   government agency
   obligations                                $ 11,882,290              $ 22,193       $  (46,412)     $ 11,858,071

Collateralized mortgage
   obligations                                     125,166                  -              (2,621)          122,545
                                              ------------              --------       -----------     ------------

                                              $ 12,007,456              $ 22,193       $  (49,033)      $11,980,616
                                              ============              ========       ==========       ===========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





The amortized cost and estimated fair values of securities available-for-sale as of June 30, are as follows:


                                                                               1998
                                              ---------------------------------------------------------------------
                                                                         GROSS             GROSS
                                                AMORTIZED              UNREALIZED        UNREALIZED
                                                  COST                   GAINS             LOSSES       FAIR VALUE
                                              ------------             ----------        ----------    ------------
Mortgage-backed securities:
   Federal Home Loan Mortgage
     Corporation                                $     73,070           $   1,718         $     -          $    74,788

   Government National
      Mortgage Association                         1,049,175              13,475             (5,644)        1,057,006

   Federal National
      Mortgage Association                           449,026               3,511               -              452,537

FHLMC Preferred Stock                                118,125                -                  (469)          117,656

Corporate notes                                      499,352                -                (2,479)          496,873

Equity securities                                    949,605              64,044               -            1,013,649

Collateralized mortgage
   obligations                                        41,674                -                (9,168)           32,506
                                                  ----------             -------           --------        ----------

                                                  $3,180,027             $82,748           $(17,760)       $3,245,015
                                                  ==========             =======           ========        ==========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                               1997
                                              ---------------------------------------------------------------------
                                                                         GROSS             GROSS
                                                AMORTIZED              UNREALIZED        UNREALIZED
                                                  COST                   GAINS             LOSSES       FAIR VALUE
                                              ------------             ----------        ----------    ------------
Mortgage-backed securities:
   Federal Home Loan Mortgage
     Corporation                              $     90,610               $  1,281         $   -           $     91,891

   Government National Mortgage
     Association                                 1,352,482                 19,660           (2,407)          1,369,735

   Federal National Mortgage
     Association                                   456,103                   -             (12,629)            443,474

FHLMC Preferred Stock                              256,750                   -              (8,000)            248,750

Corporate Notes                                    499,267                   -             (12,687)            486,580

Collateralized mortgage
   obligations                                      58,146                   -             (14,537)             43,609
                                               -----------               --------        ---------          ----------

                                              $  2,713,358               $ 20,941        $ (50,260)         $2,684,039
                                               ===========               ========        =========          ==========

The amortized cost and approximate fair values of securities held-to-maturity and available-for-sale as of June 30, 1998, by contractual maturity are shown below.

                                                                                             SECURITIES AVAILABLE
                                                     SECURITIES HELD TO MATURITY                  FOR SALE
                                               -------------------------------------- --------------------------------
                                                 AMORTIZED                FAIR           AMORTIZED           FAIR
                                                   COST                   VALUE            COST              VALUE
                                               -----------            -----------      -----------        ------------

Due within one year                            $ 1,150,000            $ 1,149,086      $   200,066        $    199,723
Due from one to five years                       4,413,366              4,424,878          299,286             297,150
Due from five to ten years                       4,719,303              4,743,623           -                   -
Due after ten years                              1,384,989              1,384,409        1,731,070           1,734,493
                                               -----------            -----------      -----------         -----------

                                               $11,667,658            $11,701,996      $ 2,230,422         $ 2,231,366
                                               ===========            ===========      ===========         ===========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






NOTE C - LOANS AND REAL ESTATE

Loans and real estate at June 30, are summarized as follows:


                                            1998                1997
                                         -------------      ------------
First mortgage loans:
   Secured by 1-to-4 family residences   $11,032,985        $ 11,034,886
   Secured by over 4 family units          1,636,997           1,294,595
   Commercial                              1,085,968             598,866
Home equity and second mortgage loans      1,441,620           1,213,212
Lease pools                                     -                  4,043
Share loans                                  449,801             396,133
Consumer loans                               858,036             267,773
Real estate owned                            319,073                -
                                          ----------           ---------

                                          16,824,480          14,809,508
Allowance for loan losses                   (198,168)           (208,791)
Deferred loan origination fees                (5,991)             (9,721)
                                          ------------        ----------

                                         $16,620,321        $ 14,590,996
                                          ==========          ==========


The Company conducts its business through two offices located in Pittsburgh, Pennsylvania. As of June 30, 1998, the majority of the Company's loan portfolio was secured by properties located in this region. The Company evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. The Company does not believe it has significant concentration of credit risk to any one group of borrowers given its underwriting and collateral requirements.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", no loans in non-homogenous groups were determined to be impaired for the year ended or as of June 30, 1998. Commercial real estate, multi-family residential and participation loans are included in the non-homogenous group.

First mortgage loans which are contractually past due ninety days or more total approximately $ 301,000 at June 30, 1998. The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of unanticipated future developments affecting the underlying collateral or the borrower's ability to repay the loans. If collection efforts are unsuccessful, these loans will be subject to foreclosure proceedings in the ordinary course of business. Management believes that the Company has adequate collateral on these loans and additional losses are not expected to occur in the event of foreclosure.

At June 30, 1998 and 1997, the Company had approximately $301,000 and 743,000, respectively, of nonaccrual loans primarily consisting of residential first mortgage loans. Interest income on nonaccrual loans for the year ended June 30, 1998, which would have been reported on an accrual basis, amounted to approximately $30,000.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Activity in the allowance for loan losses at June 30, is summarized as follows:

                                                                                        1998                1997
                                                                                     -----------         --------

      Beginning balance                                                               $ 208,791            $  75,694
      Provision for loan losses                                                          32,113              136,039
      Charge-offs                                                                       (42,736)              (4,091)
      Recoveries                                                                           -                   1,149
                                                                                      ---------            ---------

      Ending balance                                                                  $  198,168           $ 208,791
                                                                                      ==========           =========


In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates (totaling $6,000 and $ 74,397 at June 30, 1998 and 1997, respectively). In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company.

NOTE D - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at June 30:

                                                                                      1998                  1997
                                                                                  --------------        ------------

Loans                                                                              $     73,932          $   156,714
Investments                                                                             180,917              217,602
                                                                                   ------------          -----------

                                                                                        254,849              374,316
Allowance for uncollectible interest                                                    (26,674)             (74,847)
                                                                                   -------------          -----------

                                                                                   $    228,175          $   299,469
                                                                                   ============          ===========

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment at June 30, are summarized as follows:

                                                                                       1998                1997
                                                                                  --------------      --------------

   Land                                                                             $   121,027          $   121,027
   Buildings and improvements                                                           993,265              991,989
   Furniture, fixtures, and equipment                                                   405,855              394,689
                                                                                   ------------         ------------

                                                                                      1,520,146            1,507,705
   Accumulated depreciation                                                            (502,978)            (450,038)
                                                                                    ------------         ------------

                                                                                    $ 1,017,168          $ 1,057,667
                                                                                    ===========          ===========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE F - DEPOSITS

Deposits at June 30, are summarized as follows:

                                                                    1998                          1997
                                                      ---------------------------------------------------------------
                                                        WEIGHTED                         WEIGHTED
                                                        AVERAGE                          AVERAGE
                                                         RATE             AMOUNT          RATE                AMOUNT

NOW accounts                                             0.00 %         $2,476,029         0.00 %          $1,613,841
Passbook savings                                         3.16           10,378,217         3.16            10,295,942
                                                      -------          -----------      -------           -----------

                                                         2.55           12,854,246         2.76            11,909,783
                                                      -------          -----------      -------           -----------
Certificates of deposit:
   3.00% to 3.99%                                         -                -               3.00                 3,675
   4.00% to 4.99%                                        4.93            1,812,885         4.96             1,952,445
   5.00% to 5.99%                                        5.52            9,987,486         5.42             8,797,914
   6.00% to 6.99%                                        6.18            6,788,251         6.24             4,574,096
   7.00% to 7.99%                                        7.04              424,737         7.09             1,167,862
                                                      -------          -----------      -------           -----------

                                                         5.73           19,013,359         5.71            16,495,992
                                                      ------           -----------      -------           -----------

                                                         4.45 %        $31,867,605         4.47 %         $28,405,775
                                                       ======          ===========       ========         ===========


At June 30, 1998, the aggregate maturities of certificates of deposit in fiscal years 1999 through 2003 is $ 8,794,553, $ 2,974,425, $ 3,268,187, $ 820,928 and
$ 3,155,266 respectively. The aggregate amount of certificates in denominations of $ 100,000 or more totaled $ 2,038,656.

Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund (SAIF).

At June 30, 1998, the Bank had deposits from its officers and directors totaling approximately $ 207,000.

Interest expense and accrued interest payable on deposits consisted of the following at June 30:

                                                    ACCRUED INTEREST PAYABLE                   INTEREST EXPENSE
                                                    ------------------------                   ----------------
                                                   1998                    1997               1998            1997
                                                ----------              ----------         ----------      ----------

Passbook savings                                  $  1,475                $  1,561        $   320,046     $   319,945
Certificate accounts                                41,042                  51,068          1,048,891         926,503
                                                  --------                --------        -----------    ------------

   Total interest on deposits                      $42,517                 $52,629         $1,368,937      $1,246,448
                                                   =======                 =======         ==========      ==========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE G - ADVANCES FROM FEDERAL HOME LOAN BANK

At June 30, 1998, the Company had the following outstanding advance from the Federal Home Loan Bank (FHLB):

            ISSUE           MATURITY        INTEREST
             DATE             DATE            RATE                 AMOUNT
             ----             ----            ----                 ------

           10/25/96         10/25/01          5.78%             $ 1,000,000
                                                                -----------

                                                                $ 1,000,000
                                                                ===========

At June 30, 1997, the Company had the following outstanding advances from the Federal Home Loan Bank (FHLB):

             ISSUE           MATURITY        INTEREST
              DATE             DATE            RATE                AMOUNT
              ----             ----            ----                ------

            10/25/96         10/25/01         5.78%              $ 1,000,000
            3/19/97          12/19/01         5.86%                1,000,000
            3/26/97          9/26/97          5.93%                1,000,000
                                                                ------------

                                                                 $ 3,000,000
                                                                 ===========

Certain mortgage loans are pledged as collateral on the outstanding advances.

NOTE H - BENEFIT PLANS

Pension Plan

The Bank has a qualified, noncontributory defined benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 25 years, and the average of the highest five consecutive annual salaries excluding the four years prior to retirement. The benefits are reduced by a specified percentage for each year of participation less than 25 years. An employee becomes fully vested upon completion of six years of qualifying service.

The following table sets forth the plan's funded status as of the latest dates valuations were prepared:

                                                                                    JUNE 30,        JUNE 30,
                                                                                      1998           1997
                                                                                   -----------     -----------

Vested accumulated benefit obligation                                               $ 341,130         $ 230,341
Nonvested accumulated benefit obligation                                                4,055             1,280
                                                                                    ---------         ---------

Accumulated benefit obligation                                                        345,185           231,621
Effect of projected salary increases                                                  113,774                (1)
                                                                                    ---------         ---------

Projected benefit obligation                                                          458,959           231,620

Fair value of plan assets                                                             391,058           315,032
                                                                                    ---------         ---------

Plan assets in excess of project benefit
   obligation (unfunded projected benefit
   obligation)                                                                        (67,901)           83,412
Unrecognized net (gain) loss                                                           71,711           (97,685)
Unrecognized net obligation                                                             1,188             1,310
                                                                                    ---------         ---------

Prepaid pension cost (pension liability)                                            $  (4,998)        $ (12,963)
                                                                                    =========         =========


                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The  following  table  represents  certain   significant   assumptions  used  in
determining the actuarial present value of the projected benefit obligations and the net periodic pension costs at June 30, 1998 and 1997:


                                                      1998             1997
                                                    --------         ---------
Weighted average discount rate used to
   calculate benefit obligations                      7.00%             7.00%
Assumed rate of future compensation
   increases                                          4.00%             4.00%
Expected long-term rate of return of
   plan assets                                        7.50%             7.50%

Components of net pension cost are as follows:

                                                      1998              1997
                                                    ---------        ---------

Service cost                                        $ 28,942         $  27,982
Interest cost                                         28,237            25,378
Actual return on plan assets                         (22,919)          (11,197)
Net amortization on deferrals                            886            (5,766)
                                                    --------          ---------

Net periodic pension cost                           $ 35,146          $ 36,397
                                                    ========          ========


Employee Stock Ownership Plan (ESOP)

As part of the conversion  discussed in Note A, an Employee Stock Ownership Plan
(ESOP) was established for all employees who have completed one year of service and have attained the age of 21. The ESOP borrowed $ 264,480 from the Company and used the funds to purchase 26,448 shares of common stock of the Company issued in the offering. The loan will be repaid principally from the Company's contributions to the ESOP over a period of 10 years. On June 30, 1998, the loan had an outstanding balance of $ 244,642 and an interest rate of 8.5%. The loan obligation of the ESOP is considered unearned compensation and, as such, recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned compensation are reduced by an amount of the loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation. Benefits become fully vested at the end of seven years of service under the terms of the ESOP Plan. Benefits may be payable upon retirement, death, disability, or separation from service. Since the Company's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

At June 30, 1998, 2,201 ESOP shares have been allocated to the participating employees. For purposes of computing net income per share, the remaining 24,247 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company is recognizing as compensation expense the fair market value of the Company's common stock allocated to participating employees. Compensation expense recognized by the Company during the year ended June 30, 1998 was $ 31,779.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Stock Option Plan

In March 1998, the Company approved a stock option plan (the "Option Plan") whereby 33,060 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and nonqualified stock options. Options awarded are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price for the purchase of shares subject to an incentive stock option may not be less than 100 percent of the fair market value of the common stock on the date of grant of such option. The exercise price per share for nonqualified stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

Stock option activity is as follows:

                                                      Year ended
                                                     June 30, 1998
                                                     -------------

Options outstanding at beginning                           -
   of year
Options granted                                          33,060
Options exercised                                          -
Options canceled                                           -
                                                         ------

Options outstanding at end of year                       33,060
                                                         ======

Options exercisable at end of year                         -
                                                         ======

Weighted-average option prices per share:
   Options granted during                               $ 15.75
      the year
   Options exercised during                                 -
      the year
   Options canceled during                                  -
      the year
   Options outstanding at                                $ 15.75
      end of year


The options outstanding at June 30, 1998 had a weighted-average contractual maturity of 9.7 years and exercise price of $15.75.

The per share weighted-average fair value of stock options granted with an exercise price equal to market for the year ended June 30, 1998 was $ 2.85 using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of 7 years, expected annual dividend rate of 2.0%, risk-free interest rate of 4.80%, and an expected volatility of 15%.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                               Year Ended
                                              June 30, 1998
                                              -------------

   Net income:
      As reported                                 $ 115,388
      Pro forma                                     111,486
   Net income per share:
      As reported:
          Basic                                         .28
          Diluted                                       .28
      Pro forma:
          Basic                                         .27
          Diluted                                       .27

Restricted Stock Plan

In March 1998, the Company established a Restricted Stock Plan ("RSP"). Under the terms of the RSP, a total of 13,224 shares of the Company's common stock is available for the granting of awards to officers, directors and employees during a period of twenty-one years, unless sooner terminated. The Company will contribute sufficient funds to the RSP to purchase shares of the Company's common stock either in the open market or from unissued or treasury shares. All stock to be purchased by the RSP will be purchased at the fair market value on the date of purchase. Stock awarded is earned at a rate of 20% annually with the first 20% awarded on the one-year anniversary of the date of grant. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheet and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. On March 16, 1998, 13,224 shares of the Company's common stock was awarded under the RSP. The fair market value of the Company's stock on March 16, 1998 was $ 15.75 per share. Aggregate compensation expense with respect to the foregoing awards was $10,414 for the year ended June 30, 1998.

Summary information regarding outstanding RSP awards at June 30, 1998 is presented below:

          Period in which       Market value    Shares             Vesting
           awards granted      at award date    awarded            period
           --------------      -------------    -------            ------

Year ended June 30, 1998          $208,278      13,224             5 years

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE I - INCOME TAXES

Income tax expense (benefit) for the years ended June 30, is summarized as follows:

                                                 1998             1997
                                                 ----             ----

   Federal:
       Current (benefit)                       $24,206        $  (1,935)
       Deferred                                 22,964          (65,193)
                                              --------       ----------

                                              $ 47,170        $ (67,128)
                                              ========        =========

   State:
      Current                                 $   -           $    -
                                              ========        =========



   Totals:
      Current (benefit)                       $ 24,206        $  (1,935)
      Deferred                                  22,964          (65,193)
                                              --------        ---------

                                              $ 47,170        $ (67,128)
                                              ========        =========


The Company has not incurred state income taxes due to net operating loss carryforwards.

The differences between actual income tax expense (benefit) and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes for the years ended June 30, are reconciled as follows:


                                                1998             1997
                                              ---------        ---------


Computed income tax expense (benefit)         $  55,270        $ (44,740)
Increase (decrease) resulting in:
   Tax-exempt income                             (2,774)          (7,271)
   Other, net                                    (5,326)         (15,117)
                                              ---------        ---------

Actual income tax
   expense (benefit)                          $ 47,170         $ (67,128)
                                              ========         =========

Effective tax rate (benefit)                     29.02%            (51.0)%
                                                ======           =======

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The components of net deferred tax assets and liabilities at June 30, are as follows:


                                                  1998            1997
                                               ---------        ----------

Deferred tax assets:
   Loan origination fees, net                 $   1,600          $   2,873
   Allowance for loan losses                     52,935             61,712
   Accrued pension expense                        3,462              3,831
   Net operating loss carryforward                 -                 8,768
   State net operating loss carryforward         27,200             39,000
   Restricted Stock Plan accrual                  2,782               -
   ESOP accrual                                   2,601               -
   Unrealized loss on securities
      available-for-sale                           -                 9,124
                                               --------          ---------

                                                 90,580            125,308
                                               --------          ---------


Deferred tax liabilities:
   Premises and equipment                       (15,664)           (12,748)
   Accrued interest receivable                  (27,355)           (21,134)
   Unrealized gain on securities
      available-for-sale                        (17,360)              -
                                               --------          ---------

                                                (60,379)           (33,882)
                                               --------          ---------

                                                 30,201             91,426

Valuation allowance                             (27,200)           (39,000)
                                               --------          ----------

Net deferred asset                             $  3,001          $  52,426
                                               ========          =========


The Company's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt expense used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Company does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at June 30, 1998 and 1997, includes approximately $ 143,000, representing such bad debt deductions for which no deferred income taxes have been provided.

The Company has available Pennsylvania net operating loss carryforwards of approximately $ 236,000. This carryforward can be utilized in fiscal years 1998 through 2001. The deferred tax benefit associated with this loss carryforward is approximately $ 27,200. This benefit has been fully reserved.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE J - INTEREST AND DIVIDEND INCOME ON INVESTMENTS

Interest and dividend  income on investments  consisted of the following at June
30:

                                             1998           1997
                                          -----------    -----------

   Taxable interest income                $  983,516     $   997,135
   Nontaxable interest income                 14,737           5,120
   Dividends                                     372          19,698
                                          ----------     -----------

                                          $  998,625     $ 1,021,953
                                          ==========     ===========

NOTE K - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The financial commitments of the Company are as follows:

The Company has outstanding commitments to originate loans as follows:

                                              1998            1997
                                            ---------      ---------

First mortgage loans                        $ 131,000      $ 106,000
Secured consumer (unused
  lines of credit) loans                    $ 391,395      $ 386,000

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (See Note
K). The Company uses the same credit policies in making commitments and conditional obligations as it does for on- balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE M - DEPOSIT INSURANCE ASSESSMENT

The Company incurred an expense for the year ended June 30, 1997 for the one-time special assessment levied by the omnibus appropriation bill to recapitalize the SAIF insurance fund. The special assessment for deposit insurance premiums was approximately $ 161,000, with an after tax impact of approximately $ 108,000. Effective January 1, 1997, the Company began paying reduced premium assessments in accordance with the new SAIF assessment rates.

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as of June 30, are as follows:


                                                       1998                                 1997
                                        ---------------------------------------------------------------
                                          CARRYING              FAIR              CARRYING              FAIR
                                           AMOUNT              VALUE               AMOUNT              VALUE
                                           ------              -----               ------              -----
Financial assets:
   Cash and cash
   equivalents                           $  5,157,544         $ 5,157,544         $  2,804,804     $  2,804,804

   Investment and mortgage-
     backed securities                     14,912,673          14,947,011           14,691,495       14,664,655

   Loans                                   16,620,321          17,447,788           14,590,996       14,794,171

   FHLB stock                                 153,300             153,300              153,300          153,300

   Accrued interest
     receivable                               228,175             228,175              299,469          299,469

Financial liabilities:
   Deposits                                31,867,605          32,016,399           28,405,775       28,445,929

   FHLB advances                            1,000,000           1,000,000            3,000,000        3,000,000

   Advances from borrowers
     for taxes and
     insurance                                223,848             223,848              233,818          233,818


                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed the Bank's capital category.

                                                                                                 To Be Well
                                                                                              Capitalized Under
                                                                 For Capital                  Prompt Corrective
                                            Actual            Adequacy Purposes               Action Provision
                                        --------------     ----------------------           ------------------------
                                                                        Ratio                            Ratio
                                                                     greater than                     greater than
                                        Amount   Ratio      Amount   or equal to              Amount  or equal to
                                        ------   -----      ------   -----------              ------  -----------
                                                                 (In thousands)
As of June 30, 1998:
     Total Capital
       (to Risk-Weighted Assets)        $4,008   25.3%      $1,269     8%                     $1,586      10%

     Tier I Capital
       (to Risk-Weighted Assets)         3,815   24.1          634     4                         952      6

     Tier I Capital
       (to average assets)               3,815   10.5        1,447     4                        2,179     5

As of June 30, 1997:
     Total Capital - risk-based
       (to risk-weighted assets)         2,240   15.9        1,128     8                        1,411     10

     Tier I Capital - risk-based
       (to risk-weighted assets)         2,064   14.6          564     4                          846     6

     Tier I Capital - leverage
       (to average assets)               2,064    6.1        1,352     4                        1,690     5

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



  NOTE P - PARENT COMPANY FINANCIAL INFORMATION

  The following represents condensed financial information of WSB Holding Company (Parent company only).


                             CONDENSED BALANCE SHEET
                                  June 30, 1998

                                  ASSETS


Cash                                                                             $   139,562
Securities available-for-sale, at fair value                                       1,013,649
Interest receivable from subsidiary                                                    1,898
Note receivable from subsidiary                                                      244,642
Prepaid income taxes                                                                  26,700
  Investment in subsidiary, at equity                                              1,752,354
                                                                                 -----------
       TOTAL ASSETS                                                              $ 3,178,805
                                                                                 ===========



                     LIABILITIES AND STOCKHOLDERS' EQUITY


  Liabilities:
      Deferred income taxes                                                      $    13,639
                                                                                 -----------
                                                                                      13,639
                                                                                 -----------
  Stockholders' Equity:
      Preferred stock ($.10 par value,
       1,000,000 shares authorized,  none outstanding) Common stock ($ .10 par value, 4,000,000 shares authorized; 330,600 shares
       issued and outstanding                                                         33,060
     Additional paid-in capital                                                    2,989,212
     Retained earnings                                                               115,388
     Treasury stock, at cost                                                         (19,431)
     Net unrealized gain on securities available for sale                             46,937
                                                                                 -----------
                                                                                   3,165,166
                                                                                 -----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 3,178,805
                                                                                 ===========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                          CONDENSED STATEMENT OF INCOME
                            Year Ended June 30, 1998



 Interest and dividends on investments                                           $  31,752
 Interest on loan to subsidiary                                                     18,761
 Gain on sale of investments                                                         9,932
Operating expenses                                                                 (77,557)
Income tax benefit                                                                   5,146
                                                                                 ---------

Income before equity in undistributed
  income of subsidiary                                                             (11,966)

Equity in undistributed income
  of subsidiary                                                                    127,354
                                                                                 ---------

                                                                                 $ 115,388
                                                                                 =========

                       WSB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        CONDENSED STATEMENT OF CASH FLOWS
                            Year Ended June 30, 1998

OPERATING ACTIVITIES

  Net income                                               $   115,388
  Adjustments to reconcile net income to
    net cash provided by operating activities:
       Equity in undistributed income of subsidiary           (127,354)
       Gain on sale of investments                              (9,932)
       (Increase) in interest receivable from subsidiary        (1,898)
       (Increase) in prepaid income taxes                      (26,700)
       (Increase) in deferred income taxes                      (3,469)
       Amortization of ESOP shares                               9,737
                                                           -----------

NET CASH USED BY OPERATING ACTIVITIES                          (44,228)
                                                           -----------

INVESTING ACTIVITIES

  Purchases of securities available-for-sale                (1,019,672)
  Proceeds from sales of securities available-for-sale          80,000
  Purchase of subsidiary stock                              (1,625,000)
  Net change of subsidiary loan                               (244,642)
                                                           -----------

NET CASH USED BY INVESTING ACTIVITIES                       (2,809,314)
                                                           -----------

FINANCING ACTIVITIES

  Purchase of treasury stock                                   (19,431)
  Proceeds from issuance of common stock                     3,306,000
  Payments of conversion costs                                (293,465)
                                                           -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                    2,993,104
                                                           -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                      139,562

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    --
                                                           -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $   139,562
                                                           ===========

Noncash investing activities:
  Total increase in unrealized gain on securities
    available-for-sale                                          64,045
  Less: income tax expense                                      17,108
                                                           -----------

                                                           $    46,937
                                                           ===========