Form 10KSB, Exhibit 13
period 1999-06-30
WSB HOLDING CO
filed 1999-09-22
CIK 1040790

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

         Workingmens Bank began operations in 1881 under the name "Workingmens Premium and Loan Association of Allegheny County," and is a federally chartered stock savings bank headquartered in Pittsburgh, Pennsylvania. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision and its deposits are federally insured by the Savings Association Insurance Fund. The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks in the FHLB System. The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate.

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

                                                                      Dividends
            Date                           High ($)    Low ($)       Declared($)
            ----                           --------    -------       -----------
August 27, 1997 to September 30, 1997       14.25       10.00               -
October 1, 1997 to December 31, 1997        14.25       13.75               -
January 1, 1998 to March 31, 1998           16.38       14.25               -
April 1, 1998 to June 30, 1998              17.00       14.88               -
July 1, 1998 to September 30, 1998          14.88       13.50               -
October 1, 1998 to December 31, 1998        14.00        9.88             .04
January 1, 1999 to March 31, 1999           12.75       10.00               -
April 1, 1999 to June 30, 1999              11.25        9.00               -
July 1, 1999 to August 31, 1999             10.88       10.00             .08

         The number of shareholders of record of common stock as of the record date of August 31, 1999, was approximately 244. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At August 31, 1999, there were 303,434 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

Selected Financial Ratios and Other Data


                                                             For the Years Ended
                                                                   June 30,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
Return on average assets
  (net income divided by average total assets)............      .31%        .32%

Return on average equity
  (net income divided by average equity)..................     2.56%       2.70%

Average equity to average assets ratio
  (average equity divided by average total assets)........    12.03%      11.83%

Equity to assets at period end............................    11.57%      12.54%

Dividend payout ratio
  (dividends declared per share divided by net income
   per share).............................................     9.76%        --

Net interest rate spread..................................     2.25%       2.61%

Net yield on average interest-earnings assets.............     2.96%       3.25%

Non-performing loans to total assets......................       --         .79%

Non-performing loans to total loans.......................       --        1.82%

Allowance for loan losses to non-performing assets........       --       65.91%

Book value per share......................................   $15.29      $14.54

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION


The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References in this discussion to "we," "us," and "our," refer collectively to WSB Holding Company and Workingmens Bank.

Overview

Our results of operations are primarily dependent on our net interest income, which is the difference between the interest earned on our assets, primarily loans and investments, and the interest expense on our liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of non-interest expenses, such as compensation and employee benefits, non-interest income, such as service charges on deposit related services, and our provision for loan losses.

Asset and Liability Management

Our objective in our asset and liability management program is to manage liquidity and interest rate risk, in order to maximize net income and return on equity in a changing interest rate environment. The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. We are subject to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do traditional mortgage loans, increases in interest rates may have an adverse effect on our earnings.

We attempt to manage the interest rate we pay on deposits while maintaining a stable deposit base and providing quality services to our customers. We have continued to rely primarily upon deposits as our source of funds. To the extent we are unable to invest these funds in loans originated in our market area, we will continue to purchase (i) mortgage-backed securities and (ii) high quality investment securities.

Net Portfolio Value

We measure our interest rate risk by computing amounts by which the net present value of our cash flow from assets, liabilities and off balance sheet items ("NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates. Based upon the Office of Thrift Supervision ("OTS") assumptions, the following table presents our NPV at June 30, 1999.

                          Changes in Net Portfolio Value
     ----------------------------------------------------------------------
     Changes in Market                                          Changes in
      Interest Rates               NPV Ratio(1)                NPV Ratio(2)
     -----------------             ------------                ------------

     +300bp                         -61.9%                        -568bp
     +200bp                         -41.9%                        -373bp
     +100bp                         -21.2%                        -184bp
        0bp                             0                            0bp
     -100bp                           4.1%                          28bp
     -200bp                          -1.4%                          -5bp
     -300bp                          -2.1%                         -44bp
-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

These calculations indicate that our NPV could not only be adversely affected by increases in interest rates but also could be adversely affected by a 200 or 300 basis point decrease in interest rates. In addition, we may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

Total consolidated assets increased by approximately $3.2 million, or 8.4%, to $41.4 at June 30, 1999 from $38.2 million at June 30, 1998. The increase in total assets primarily reflects a $3.4 million increase in investments and mortgage-backed securities offset by a $1.7 million decrease in cash and cash equivalents. Such funds were used to purchase insurance for a supplemental retirement plan for our executive officers and directors. See Note H to our Consolidated Statements of Financial Condition.

Deposits increased $3.4 million, or 10.7%, to $35.3 million at June 30, 1999 from $31.9 million at June 30, 1998, primarily due to a $2.4 million increase in certificates of deposit. The increase in certificates of deposit accounts are primarily attributable to the $1.8 million increase from our new certificates of deposit account products, which allow our customers to withdraw funds seven days after deposit without incurring an early withdrawal penalty. Other increases in certificates of deposit accounts resulted from providing our customers with more favorable rates than our peers and in influx of deposits from customers seeking to avoid the service charges usually associated with the larger banks in our market area.

Average Balance Sheet

The following table sets forth a summary of our average balances of assets and liabilities as well as average yield and cost information. Average balances are derived from monthly balances, however, we do not believe the use of month-end balances has caused any material differences in the information presented. There has been no tax equivalent adjustments made to yields.


                                                                   For the Year Ended June 30,
                                     -------------------------------------------------------------------------------------
                                                        1999                                         1998
                                     -------------------------------------------  ----------------------------------------
                                        Average                       Average       Average                       Average
                                        Balance       Interest      Yield/Cost      Balance       Interest      Yield/Cost
                                        -------       --------      ----------      -------       --------      ----------
                                                                     (Dollars in Thousands)
Interest-earning assets:
  Loans receivable..................   $ 16,762       $ 1,323       7.89%         $ 15,507        $ 1,308        8.44%
  Investment securities.............     16,391         1,033       6.30            14,840            999        6.73
  Other interest-earning assets.....      4,511           301       6.67             4,185            283        6.77
                                         ------         -----       ----            ------          -----        ----
Total interest-earning assets.......     37,664         2,657       7.06            34,532          2,590        7.50
Non-interest-earning assets.........      1,891                                      1,735
                                         ------                                     ------
Total assets........................   $ 39,555                                   $ 36,267
                                         ======                                     ======
Interest-bearing liabilities:
  Passbook and club accounts........   $ 10,360       $   330       3.18%         $ 10,364        $   320        3.09%
  Certificates of deposit...........     20,401         1,135       5.56            17,913          1,049        5.86
  Other liabilities.................      1,000            62       6.17             1,708             97        5.69
                                         ------         -----       ----            ------          -----        ----
Total interest-bearing liabilities..     31,761         1,527       4.81            29,985          1,466        4.89
Non-interest-bearing liabilities....      3,020                                      2,001
                                         ------                                     ------
Total liabilities...................     34,781                                     31,986
                                         ------                                     ------
Stockholders' equity................      4,774                                      4,281
                                         ------                                     ------
Total liabilities and
  stockholders' equity..............   $ 39,555                                   $ 36,267
                                         ======                                     ======
  Net interest income...............                  $ 1,130                                     $ 1,124
                                                        =====                                       =====
Interest rate spread................                                2.25%                                        2.61%
                                                                    ====                                         ====
Net yield on interest-earning
  assets............................                                2.96%                                        3.25%
                                                                    ====                                         ====
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities .....                              118.59%                                      115.16%
                                                                  ======                                       ======


Rate/Volume Analysis

The table below sets forth information regarding our interest income and interest expenses for the years ended June 30, 1999 and 1998. For each category, Interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in volume).

                                                  Year Ended June 30,
                                         ---------------------------------------
                                                    1999 vs. 1998
                                         ---------------------------------------
                                                  Increase (Decrease)
                                                        Due to
                                         ---------------------------------------
                                                               Rate
                                         Volume     Rate      Volume      Net
                                         ------     ----      ------      ---
                                                   (In Thousands)
Interest income:
  Loans receivable                       $  106   $   (85)   $   (7)    $    14
  Investment securities                     105       (63)       (7)         35
  Other interest-earning assets              22        (5)        -          17
                                            ---      ----       ---        ----
Total interest-earning assets            $  233   $  (153)   $  (14)    $    66
                                            ===      ====       ===        ====
Interest expense:
  Passbook and club accounts             $    -   $    10    $    -     $    10
  Certificates of deposit                   145       (52)       (7)         86
  Other liabilities                         (40)        8        (4)        (36)
                                            ---      ----       ---        ----
Total interest-bearing liabilities       $  105   $   (34)   $  (11)    $    60
                                            ===      ====       ===        ====
Change in net interest income            $  128   $  (119)   $   (3)    $     6
                                            ===      ====       ===        ====

Operating Results

Net Income. Net income increased $7,000 or 6.1%, to $122,000 for the year ended June 30, 1999 as compared to $115,000 for the year ended June 30, 1998. This increase resulted primarily from a decrease of $32,000 in provision for loan losses, an increase in non-interest income of $96,000, a decrease in income tax expense of $12,000, offset by an increase in non-interest expense of $139,000.

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

Although our average interest-earning assets increased $3,132,000 in fiscal 1999, our net interest income increased slightly to $1,130,000 for the year ended June 30, 1999 as compared to $1,124,000 for the year ended June 30, 1998. This modest increase was primarily due to a 36 basis point decrease in our interest rate spread. The decrease in our net interest rate spread was primarily due to our modest increase in our average loan originations coupled with a decrease in our average yield rates for such loans.

Provision for Loan Losses. There was no provision for loan losses for the year ended June 30, 1999 as compared to $32,000 for the year ended June 30, 1998. At June 30, 1999, we had no non-performing loans in our loan portfolio.

Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is at level that is considered to be adequate to provide for estimated losses; however, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Non-Interest Income. Non-interest income consists substantially of service charges and fees on deposit accounts and net gains or losses from sales of securities and foreclosed real estate. Non-interest income increased $95,500, or 85.3%, to $207,500 for the year ended June 30, 1999 from $112,000 for the year ended June 30, 1998. In fiscal 1999, service charges and fees increased $21,000 primarily attributable to a one-time life insurance dividend. Net gain on sale of securities increased $48,000in fiscal 1999. In order to manage our interest rate risk, we sold some of our available for sale securities. In fiscal 1999, we sold several foreclosed properties which resulted in a net gain on sale of these properties of $26,000. There were no gains on sale of foreclosed real estate in fiscal 1998.

Non-Interest Expense. Our non-interest expense increased $138,000, or 13.2%, to $1,180,000 for the year ended June 30, 1999 from $1,042,000 for the year ended June 30, 1998. Compensation and benefits expense increased $55,000 primarily due to our employee stock option plan and our restricted stock plan. Legal, accounting and other fees increased $47,000 due to activities relating to being a public company. The remainder of the increase in non-interest expense was primarily due to our in-house computer upgrades and from our Year 2000 compliance plan.

Income Tax Expense. Our income tax expense for the year ended June 30, 1999 was $35,000 compared to an $47,000 for the year ended June 30, 1998. The decrease was mainly attributable to tax-free increases to cash values and dividends on life insurance policies.

Liquidity and Capital Resources

Our primary sources of funds include deposits, loan repayments and prepayment, cash flow from operations and borrowings from the Federal Home Loan Bank of Pittsburgh. We use our capital resources principally to fund loan originations, repay maturing borrowings, purchase investments, and for our short and long-term liquidity needs. We expect to be able to fund , on a timely basis, our loan commitments. At June 30, 1999, our commitments to fund loans totaled $750,000 and we had unused lines of credit of $477,000.

Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income - e.g., non-cash items, amortization and depreciation, provision for loan losses, net gains on sales) for the year ended June 30, 1999 was $65,000 as compared to $335,000 for the year ended June 30, 1998.

Net cash used in our investing activities (i.e., cash receipts, primarily from our investment securities and mortgage-backed securities portfolios and our loan portfolio) for the year ended June 30, 1999 totaled $4,805,000, an increase of $2,642,000 from $2,163,000 for June 30, 1998. The increase was primarily attributable to use of $3,189,000 to fund the net increase in investment securities and $1,150,000 to purchase life insurance for a supplemental retirement plan for the executive officers and directors, offset by a decline in net loan originations of $1,283,000.

Net cash provided by our financing activities (i.e., cash receipts primarily from net increases in deposits) for the year ended June 30, 1999 was $2,995,000, a decline of $1,186,000 from $4,180,000 for June 30, 1998. The decrease was primarily attributable to the $3,042,000 received from the issuance of stock during the year ended June 30, 1998, offset by a net decrease of $2,000,000 in Federal Home Loan Bank advances.

Our liquidity may be adversely affected by unexpected deposit outflows, excessive interest rate paid by our competitors and economic conditions. We monitor our projected liquidity needs and determine our desired level based on our commitment to make loans and our ability to generate funds. We are also subject to federal regulations that impose certain minimum capital requirements.

Year 2000 Readiness Disclosure

In July 1998, we adopted a Year 2000 compliance plan and established a Year 2000 compliance committee. The objectives of the plan and the committee were to prepare for the Year 2000. The plan encompassed the following phases: awareness, assessment , renovation, validation and implementation. We completed the implementation phase of our plan on June 30, 1999. These phases enabled us to identify risks, develop an action plan, perform adequate testing and complete certification that the processing systems were Year 2000 ready.

Prioritization of the most critical applications has been addressed, along with contract and service agreements. Our primary operating software is provided and maintained by an external service bureau. We have maintained ongoing contact with our external service bureau to ensure that testing and monitoring of the system is progressing. In March 1999, we completed final testing with our external service bureau and the results of the testing showed that there were no problems in submitting information on transactions from us to our external service bureau using January 2000 dates for all transactions tested. We also contacted our material vendors and suppliers as well all material customers and non-information technology suppliers regarding their Year 2000 readiness. Each of these third parties has delivered written assurances to us that they expect to be Year 2000 compliant prior to the Year 2000.

Costs have been and will be incurred due to enhancements made to non-compliant teller software and fees incurred from our external service bureau. We do not anticipate that the related overall costs will be material in any single year. We estimated that our cost for compliance will amount to approximately $15, 000 over the two year period from 1998-1999, of which substantially all has been incurred as of June 30, 1999.

A Contingency and Business Resumption Plan was approved by the Board in June 1999. This plan addresses perceived risks associated with the year 2000 problem. These activities include remediation contingency planning intended to mitigate any risks associated with unforeseen system glitches, system failure, increased demands for cash, or processes outside of our control. The remainder of 1999 will be used to further validate the plan.

While this plan was designed to significantly address our year 2000 problems, the occurrence of the following could negatively impact us:

  (a) utility service companies may be unable to provide the necessary service to implement our data systems or provide sufficient sanitary conditions for our offices;

  (b) our external service bureau could have a major malfunction in their system or their service could be disrupted due to their utility providers, or some combination of the two; or

  (c)     we may have to transact our business manually.

Successful and timely completion of our Year 2000 readiness is based upon our best estimates derived from various assumptions of future events which are inherently uncertain, including the progress and results of our external service bureau, testing plans, and all vendors, suppliers and customer readiness.

Despite our best efforts to address our Year 2000 readiness, the vast number of external entities that have direct and indirect business relationships with us, such as, customers, vendors, payment system providers and other financial institutions, make it impossible to assure that a failure to achieve compliance by one or more of these entities would not have a material adverse impact on our business or on our consolidated financial statements.

                                                             [LOGO]
                                                     Stokes Kelly & Hinds, LLC
                                                    Certified Public Accountants
                                                       & Business Advisors


                                                          Members:
                                            American and Pennsylvania Institutes
                                               of Certified Public Accountants

                                                  Division for CPA Firms:
                                                     SEC Practice Section

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors and Shareholders
WSB Holding Company


We have audited the accompanying consolidated statements of financial condition of WSB Holding Company and subsidiaries (the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WSB Holding Company and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/Stokes Kelly & Hinds, LLC


Pittsburgh, Pennsylvania
July 30, 1999


                                                           9401 McKnight Road
                                                        Pittsburgh, Pennsylvania
                                                               15237-6000
                                                              Phone 412-364-0590
                                                         Voice Mail 412-364-6070
                                                                Fax 412-364-6176

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 1999 and 1998

                                     ASSETS

                                                                                         1999            1998
                                                                                    ------------    ------------
Cash and cash equivalents:
   Interest bearing                                                                 $  3,161,518    $  4,750,915
   Non-interest bearing                                                                  250,666         406,629
Securities held-to-maturity (estimated fair
   value of $13,959,821 and $11,701,996 in 1999 and 1998)                             14,373,813      11,667,658
Securities available-for-sale, at fair value                                           3,909,755       3,245,015
Loans and real estate, net                                                            16,989,946      16,620,321
Cash value of life insurance                                                           1,162,749            --
Federal Home Loan Bank stock, at cost                                                    153,300         153,300
Accrued interest receivable                                                              303,415         228,175
Premises and equipment, net                                                              986,468       1,017,168
Other assets                                                                              64,927         106,431
Income taxes receivable                                                                     --             9,859
Deferred income taxes                                                                       --             3,001
                                                                                    ------------    ------------

         TOTAL ASSETS                                                               $ 41,356,557    $ 38,208,472
                                                                                    ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                            $ 35,250,627    $ 31,867,605
Federal Home Loan Bank advances                                                        1,000,000       1,000,000
Advances from borrowers for taxes and insurance                                          227,241         223,848
Accrued expenses and other liabilities                                                    79,665         327,473
Accrued income tax payable                                                                10,690            --
Deferred income taxes                                                                      4,006            --
                                                                                    ------------    ------------

         TOTAL LIABILITIES                                                            36,572,229      33,418,926
                                                                                    ------------    ------------

Commitments and contingencies

Stockholders' equity:
   Preferred stock ($.10 par value, 1,000,000 shares
         authorized, none outstanding)                                                      --              --
   Common stock ($.10 par value, 4,000,000 shares
         authorized; 330,600 shares issued)                                               33,060          33,060
   Additional paid-in capital                                                          2,994,026       2,989,212
   Retained earnings, substantially restricted                                         2,287,772       2,179,378
   Unearned Employee Stock Ownership Plan (ESOP) shares                                 (215,988)       (242,438)
   Unearned compensation - Restricted Stock Plan (RSP)                                  (139,679)       (197,864)
   Treasury stock, at cost; 17,666 shares and 1,165 shares                              (204,792)        (19,431)
    Accumulated other comprehensive income,
         net of applicable income taxes of $12,826 and $17,360                            29,929          47,629
                                                                                    ------------    ------------

         TOTAL STOCKHOLDERS' EQUITY                                                    4,784,328       4,789,546
                                                                                    ------------    ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $ 41,356,557    $ 38,208,472
                                                                                    ============    ============

See accompanying notes to consolidated financial statements.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years Ended June 30, 1999 and 1998


                                                          1999         1998
                                                       ----------   ----------

INTEREST AND DIVIDEND INCOME
   Loans                                               $1,322,470   $1,308,118
   Investments                                          1,033,343      998,625
   Other interest earning assets                          300,701      283,488
                                                       ----------   ----------

                  TOTAL INTEREST AND DIVIDEND INCOME    2,656,514    2,590,231
                                                       ----------   ----------

INTEREST EXPENSE
   Deposits                                             1,464,853    1,368,937
   Advances from FHLB                                      61,723       97,047
                                                       ----------   ----------

                  TOTAL INTEREST EXPENSE                1,526,576    1,465,984
                                                       ----------   ----------

                  NET INTEREST INCOME                   1,129,938    1,124,247

PROVISION FOR LOAN LOSSES                                    --         32,113
                                                       ----------   ----------

                  NET INTEREST INCOME AFTER
                    PROVISION FOR LOAN LOSSES           1,129,938    1,092,134
                                                       ----------   ----------

NONINTEREST INCOME
   Service charges and other fees                         104,382       83,401
   Net gain on sales of
         securities available-for-sale                     71,787       24,245
   Gain on sale of foreclosed real estate                  25,555         --
   Income from real estate rental                           5,790        4,325
                                                       ----------   ----------

                  TOTAL NONINTEREST INCOME                207,514      111,971
                                                       ----------   ----------

NONINTEREST EXPENSE
   Compensation and benefits                              567,592      513,032
   Occupancy and equipment expense                        166,757      142,619
   Federal insurance premiums                              31,451       29,883
   Other                                                  414,340      356,013
                                                       ----------   ----------

                  TOTAL NONINTEREST EXPENSE             1,180,140    1,041,547
                                                       ----------   ----------

                  INCOME BEFORE INCOME TAXES              157,312      162,558

INCOME TAX EXPENSE                                         35,000       47,170
                                                       ----------   ----------

                  NET INCOME                           $  122,312   $  115,388
                                                       ==========   ==========


Earnings per common share-BASIC (since inception)      $      .41   $      .28
                                                       ==========   ==========
Earnings per common share-DILUTED (since inception)    $      .41   $      .28
                                                       ==========   ==========


See accompanying notes to consolidated financial statements.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       Years Ended June 30, 1999 and 1998

                                                                                                           Accumulated
                                                                     Unearned      Unearned                 Other
                               Common      Paid-In      Retained       ESOP      Compensation  Treasury   Comprehensive
                               Stock       Capital      Earnings      Shares       - RSP       Stock        Income        Total
                               -----       -------      --------      ------       -----       -----        ------        -----

BALANCE AT JULY 1, 1997        $   --     $     --     $2,063,990    $    --      $    --      $    --      $(20,195)   $2,043,795

COMPREHENSIVE INCOME
Net Income                         --           --        115,388         --           --           --          --         115,388
Other comprehensive
  income, net of tax:
  Unrealized gains on
   securities of
   $83,826, net of
   reclassification
   adjustment for gains
   included in net
   income of $(16,002)             --           --           --           --           --           --        67,824        67,824
                                                                                                                         ---------
TOTAL COMPREHENSIVE INCOME                                                                                                 183,212

Proceeds from
   sale of common stock
   net of issuance costs         33,060    2,979,475         --       (264,480)        --           --          --       2,748,055
ESOP shares allocated              --          9,737         --         22,042         --           --          --          31,779
Award of shares under
   restricted stock plan           --           --           --           --       (208,278)        --          --        (208,278)
Amortization of
  restricted stock plan            --           --           --           --         10,414         --          --          10,414
Purchase of treasury stock         --           --           --           --           --        (19,431)       --         (19,431)
                               --------   ----------   ----------    ---------    ---------    ---------    --------     ---------
BALANCE AT JUNE 30, 1998         33,060    2,989,212    2,179,378     (242,438)    (197,864)     (19,431)     47,629     4,789,546

COMPREHENSIVE INCOME
Net Income                         --           --        122,312         --           --           --          --         122,312
Other comprehensive
  income, net of tax:
  Unrealized gains
   on securities
   of $29,679, net
   of reclassification
   adjustment for
   gains included in net
   income of $(47,379)             --           --           --           --           --           --       (17,700)      (17,700)
                                                                                                                         ---------
TOTAL COMPREHENSIVE INCOME                                                                                                 104,612

ESOP shares allocated              --          4,814         --         26,450         --           --          --          31,264
Amortization of
  restricted stock plan            --           --           --           --         58,185         --          --          58,185
Purchase of treasury stock         --           --           --           --           --       (185,361)       --        (185,361)
Dividends on common stock at
 .04 per share                     --           --        (13,918)        --           --           --          --         (13,918)
                               --------   ----------   ----------    ---------    ---------    ---------    --------    ----------
BALANCE AT JUNE 30, 1999       $ 33,060   $2,994,026   $2,287,772    $(215,988)   $(139,679)   $(204,792)   $ 29,929    $4,784,328
                               ========   ==========   ==========    =========    =========    =========    ========    ==========


See accompanying notes to consolidated financial statements.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 1999 and 1998

                                                                  1999            1998
                                                             ------------    ------------
OPERATING ACTIVITIES
   Net income                                                $    122,312    $    115,388
   Adjustments to reconcile
       net income to net cash provided
       by operating activities:
       Amortization of:
           Deferred loan origination fees                          (2,676)         (3,730)
           Premiums and discounts on investment securities        (39,046)         (9,758)
           Unearned ESOP shares                                    31,264          31,779
           Compensation expense related to RSP                     41,655          10,414
        Provision for loan losses                                    --            32,113
       Net gain on sales of securities
           available-for-sale                                     (71,787)        (24,245)
       Gain on sale of real estate owned                          (25,555)           --
       Depreciation of premises and equipment                      62,000          52,940
       (Increase) decrease in:
               Accrued interest receivable                        (75,240)         71,294
               Other assets                                        41,504          40,072
               Income taxes receivable                             20,549          (9,859)
               Deferred income taxes                               11,541          22,941
               Cash value of life insurance                       (12,749)           --
       Increase (decrease) in:
               Accrued expenses and other liabilities             (39,099)          5,923
                                                             ------------    ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                          64,673         335,272
                                                             ------------    ------------

INVESTING ACTIVITIES
   Purchases of securities held-to-maturity                   (15,143,656)    (13,650,000)
   Proceeds from maturities of and principal
       repayments on securities held-to-maturity               12,437,311      14,000,056
   Purchases of securities available-for-sale                  (6,736,933)     (1,276,813)
   Proceeds from maturities of and principal repayments
       on securities available-for-sale                         4,841,654         580,890
   Proceeds from sales of securities available-for-sale         1,319,329         253,000
   Proceeds from sale of real estate owned                        432,831            --
   Net loan originations and principal
       repayments on loans                                       (774,225)     (2,057,708)
   Purchase of life insurance                                  (1,150,000)           --
   Purchases of premises and equipment                            (31,300)        (12,441)
                                                             ------------    ------------

NET CASH USED BY INVESTING ACTIVITIES                          (4,804,989)     (2,163,016)
                                                             ------------    ------------

See accompanying notes to consolidated financial statements.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 1999 and 1998

                                                                1999           1998
                                                            -----------    -----------
FINANCING ACTIVITIES
   Net increase in deposits                                 $ 3,383,022    $ 3,461,830
   Net decrease in FHLB advances                                   --       (2,000,000)
   Purchase of treasury stock                                  (185,361)       (19,431)
   Purchase of stock for RSP                                   (192,180)          --
   Proceeds from issuance of common stock                          --        3,041,520
   Payments of conversion costs                                    --         (293,465)
   Payment of dividends                                         (13,918)          --
   Net increase (decrease) in advances from
       borrowers for taxes and insurance                          3,393         (9,970)
                                                            -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                     2,994,956      4,180,484
                                                            -----------    -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         (1,745,360)     2,352,740

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                5,157,544      2,804,804
                                                            -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                    $ 3,412,184    $ 5,157,544
                                                            ===========    ===========


SUPPLEMENTAL DISCLOSURES Cash paid during the period for:
   Interest on deposits, advances,
       and other borrowings                                 $ 1,571,980    $ 1,496,794
   Income taxes                                             $     2,400    $    25,000

Noncash investing and financing activities:

       Transfer from loans to real estate owned             $   103,626    $   319,073

       Total (decrease) increase in unrealized
           gain (loss) on securities
           available-for-sale                               $   (22,234)   $    94,308

       Less: income tax (benefit) expense                        (4,534)        26,484
                                                            -----------    -----------

       Net (decrease) increase in unrealized
           gain (loss) on securities
           available-for-sale                               $   (17,700)   $    67,824
                                                            ===========    ===========

       Award of shares under restricted stock plan          $      --      $   208,278
                                                            ===========    ===========

See accompanying notes to consolidated financial statements.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

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

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan-origination fees.

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

Management has determined that first mortgage loans on one- to four-family properties, home equity, second mortgage loans, and all consumer loans are large groups of smaller-balance homogenous loans which are to be collectively evaluated. Accordingly, such loans are outside the scope of Statement Nos. 114 and 118.

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

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Owned

Real estate acquired by foreclosure or voluntary deed in lieu of foreclosure is initially carried at the lower of fair value minus estimated disposal costs or the balance of the loan on the property at the date of acquisition. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Subsequent costs directly related to the development or improvement of real estate are capitalized. Other costs of maintaining real estate ($0 in fiscal years 1999 and 1998) are charged to income as incurred and are reported in "Other Noninterest Expense." Gains recognized on the disposition of the properties are recorded in noninterest income.

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

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its subsidiaries file a consolidated federal income tax return.

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

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic EPS excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and Restricted Stock Plan (RSP) shares that have not yet vested.

For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

EPS for fiscal 1998 has been computed based upon net income per share for the post conversion period from August 27, 1997 to June 30, 1998.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations for the year ended June 30, 1999:

                                  Income        Shares        Per-Share
                               (Numerator)   (Denominator)    Amount
                               -----------   -------------    ------

Basic EPS                       $122,312        296,964       $   .41
Effect of dilutive securities       --             --
                                --------       --------

Diluted EPS                     $122,312        296,964       $   .41
                                ========       ========       =======

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations for the year ended June 30, 1998:

                                   Income          Shares       Per-Share
                                 (Numerator)    (Denominator)    Amount
                                 -----------    -------------    ------

   Basic EPS                       $85,384          305,363      $.28
   Effect of dilutive securities    -               -
                                   -------          -------

   Diluted EPS                     $85,384          305,363      $.28
                                   =======          =======      ====


Conversion to Stock Form of Ownership

The Company was incorporated under Pennsylvania law in May 1997 to acquire and hold all the outstanding common stock of the Bank, as part of the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. In connection with the conversion, which was consummated on August 27, 1997, the Company issued and sold 330,600 shares of common stock at a price of $10.00 per share for total net proceeds of $3,012,535 after conversion expenses of $293,465. The Company retained $1,123,055 of the proceeds and used the remaining proceeds to purchase the newly issued capital stock of the Bank in the amount of $1,625,000 and a loan to the ESOP of $264,480.

The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account discussed below or the regulatory capital requirements imposed by federal and state regulations.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Cash value life insurance: The carrying amounts reported in the statements of financial condition for cash value life insurance approximate the asset's fair value.

Federal Home Loan Bank (FHLB) Stock: No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Segment Reporting

The Company's primary business activities include attracting deposits from the general public and originating one-to-four family residential property loans and also multi-family, nonresidential and construction real estate loans in its market area. The Company also makes consumer loans. Operations are managed and financial performance is evaluated at the bank level. Accordingly, all of the Company's banking operations are considered by management to be generated in one reportable operating segment.

Comprehensive Income

On July 1, 1998 the Company adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Company consists of items previously recorded directly in equity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The adoption of SFAS No. 130 had no effect on the Company's net income or stockholders' equity.

New Accounting Standard

The Financial Accounting Standards Board issued statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. The Company is required to adopt the statement on July 1, 2001. The adoption of the statement is not expected to have any impact on the financial condition or results of operations of the Company.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE B - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities held-to-maturity as of June 30, are as follows:

                                                      1999
                          -----------------------------------------------------------
                                                             GROSS           GROSS
                            AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                              COST            GAINS          LOSSES          VALUE
                              ----            -----          ------          -----
U.S. Government and
   government agency
   obligations            $ 13,879,012   $       --      $   (406,583)   $ 13,472,429


Collateralized mortgage
   obligations                 395,801             10          (7,419)        388,392


Certificates of deposit         99,000           --              --      $     99,000
                          ------------   ------------    ------------    ------------

                          $ 14,373,813   $         10    $   (414,002)   $ 13,959,821
                          ============   ============    ============    ============

                                                      1998
                          -----------------------------------------------------------
                                                             GROSS           GROSS
                            AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                              COST            GAINS          LOSSES          VALUE
                              ----            -----          ------          -----
U.S. Government and
   government agency
   obligations            $ 11,569,585   $     37,039    $     (1,377)   $ 11,605,247


Collateralized mortgage
   obligations                  98,073           --            (1,324)         96,749
                          ------------   ------------    ------------    ------------


                          $ 11,667,658   $     37,039    $     (2,701)   $ 11,701,996
                          ============   ============    ============    ============

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE B - INVESTMENT SECURITIES (CONTINUED)


The amortized cost and estimated fair values of securities available-for-sale as of June 30, are as follows:

                                                        1999
                                ---------------------------------------------------------
                                                                GROSS           GROSS
                                  AMORTIZED    UNREALIZED     UNREALIZED        FAIR
                                    COST         GAINS          LOSSES          VALUE
                                    ----         -----          ------          -----
Mortgage-backed securities:
   Federal Home Loan Mortgage
     Corporation                $    53,684   $     1,160    $      --      $    54,844

   Government National
     Mortgage Association         1,072,996         8,794         (2,206)     1,079,584

   Federal National
   Mortgage Association             264,129          --           (5,421)       258,708

FHLMC Preferred Stock                82,699         4,301           --           87,000

FNMA Stock                          100,789         1,582           --          102,371

Corporate notes                     299,573            62         (1,829)       297,806

Equity securities                 1,021,022        98,370           --        1,119,392

Collateralized mortgage
   obligations                       23,409          --           (4,448)        18,961

Municipal bonds                     948,699          --          (57,610)       891,089
                                -----------   -----------    -----------    -----------

                                $ 3,867,000   $   114,269    $   (71,514)   $ 3,909,755
                                ===========   ===========    ===========    ===========

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE B - INVESTMENT SECURITIES (CONTINUED)

                                                         1998
                               ----------------------------------------------------------
                                                  GROSS         GROSS
                                   AMORTIZED    UNREALIZED    UNREALIZED       FAIR
                                     COST         GAINS         LOSSES         VALUE
                                     ----         -----         ------         -----
Mortgage-backed securities:
   Federal Home Loan Mortgage
     Corporation                $    73,070   $     1,718    $      --      $    74,788

   Government National
     Mortgage Association         1,049,175        13,475         (5,644)     1,057,006

   Federal National
     Mortgage Association           449,026         3,511           --          452,537

FHLMC Preferred Stock               118,125          --             (469)       117,656

Corporate notes                     499,352          --           (2,479)       496,873

Equity securities                   949,605        64,044           --        1,013,649

Collateralized mortgage
   obligations                       41,674          --           (9,168)        32,506
                                -----------   -----------    -----------    -----------

                                $ 3,180,027   $    82,748    $   (17,760)   $ 3,245,015
                                ===========   ===========    ===========    ===========


The amortized cost and approximate fair values of securities held-to-maturity and available-for-sale as of June 30, 1999, by contractual maturity are shown below.

                                     SECURITIES             SECURITIES AVAILABLE
                                  HELD TO MATURITY               FOR SALE
                             --------------------------- --------------------------
                               AMORTIZED       FAIR        AMORTIZED       FAIR
                                 COST          VALUE         COST          VALUE
                                 ----          -----         ----          -----

Due within one year          $    99,000   $    99,000   $   100,000   $   100,064
Due from one to five years     2,099,231     2,067,580       199,571       197,742
Due from five to ten years     4,870,267     4,755,891          --            --
Due after ten years            7,305,315     7,037,350     3,567,429     3,611,949
                             -----------   -----------   -----------   -----------

                             $14,373,813   $13,959,821   $ 3,867,000   $ 3,909,755
                             ===========   ===========   ===========   ===========


                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998


NOTE C - LOANS AND REAL ESTATE

Loans and real estate at June 30, are summarized as follows:

                                              1999            1998
                                         ------------    ------------
First mortgage loans:
   Secured by 1-to-4 family residences   $ 10,570,391    $ 11,032,985
   Secured by over 4 family units           2,483,369       1,636,997
   Commercial                               1,297,790       1,085,968
Home equity and second mortgage loans       1,694,438       1,441,620
Share loans                                   429,091         449,801
Consumer loans                                683,663         858,036
Real estate owned                                --           319,073
                                         ------------    ------------

                                           17,158,742      16,824,480
Allowance for loan losses                    (165,482)       (198,168)
Deferred loan origination fees                 (3,314)         (5,991)
                                         ------------    ------------

                                         $ 16,989,946    $ 16,620,321
                                         ============    ============


The Company conducts its business through two offices located in Pittsburgh, Pennsylvania. As of June 30, 1999, the majority of the Company's loan portfolio was secured by properties located in this region. The Company evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. The Company does not believe it has significant concentration of credit risk to any one group of borrowers given its underwriting and collateral requirements.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", no loans in non- homogenous groups were determined to be impaired for the year ended or as of June 30, 1999 and 1998. Commercial real estate, multi-family residential and participation loans are included in the non-homogenous group.

First mortgage loans which are contractually past due ninety days or more total approximately $17,000 at June 30, 1999. The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of unanticipated future developments affecting the underlying collateral or the borrower's ability to repay the loans. If collection efforts are unsuccessful, these loans will be subject to foreclosure proceedings in the ordinary course of business. Management believes that the Company has adequate collateral on these loans and additional losses are not expected to occur in the event of foreclosure.

At June 30, 1999 and 1998, the Company had $0 and approximately $301,000, respectively, of nonaccrual loans primarily consisting of residential first mortgage loans.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE B - INVESTMENT SECURITIES (CONTINUED)

Activity in the allowance for loan losses at June 30, is summarized as follows:

                                                        1999         1998
                                                     ---------    ---------

Beginning balance                                    $ 198,168    $ 208,791
Provision for loan losses                                 --         32,113
Charge-offs                                            (32,686)     (42,736)
Recoveries                                                --           --
                                                     ---------    ---------

Ending balance                                       $ 165,482    $ 198,168
                                                     =========    =========


In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates (totaling $84,558 and $ 6,000 at June 30, 1999 and 1998, respectively). In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company.

NOTE D - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at June 30:

                                                        1999         1998
                                                     ---------    ---------

Loans                                                $  78,608    $  73,932
Investments                                            226,158      180,917
                                                     ---------    ---------

                                                       304,766      254,849
Allowance for uncollectible interest                    (1,351)     (26,674)
                                                     ---------    ---------

                                                     $ 303,415    $ 228,175
                                                     =========    =========

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment at June 30, are summarized as follows:

                                                       1999           1998
                                                   -----------    -----------

Land                                               $   121,027    $   121,027
Buildings and improvements                             995,487        993,265
Furniture, fixtures, and equipment                     434,932        405,855
                                                   -----------    -----------

                                                     1,551,446      1,520,146
Accumulated depreciation                              (564,978)      (502,978)
                                                   -----------    -----------

                                                   $   986,468    $ 1,017,168
                                                   ===========    ===========

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE F - DEPOSITS

Deposits at June 30, are summarized as follows:


                                            1999                                     1998
                               ------------------------------       -------------------------------
                                 WEIGHTED                             WEIGHTED
                                 AVERAGE                              AVERAGE
                                  RATE                AMOUNT            RATE              AMOUNT
                                  ----                ------            ----              ------

NOW accounts                        0.00%        $  3,052,472             0.00 %      $  2,476,029
Passbook savings                    3.16           10,835,383             3.16          10,378,217
                               ---------         ------------       ----------         -----------

                                    2.47           13,887,855             2.55          12,854,246
                               ---------         ------------       ----------         -----------
Certificates of deposit:
   3.00% to 3.99%                   3.96               58,432             -                -
   4.00% to 4.99%                   4.41            6,911,509             4.93           1,812,885
   5.00% to 5.99%                   5.52            7,765,369             5.52           9,987,486
   6.00% to 6.99%                   6.18            6,200,306             6.18           6,788,251
   7.00% to 7.99%                   7.04              427,156             7.04             424,737
                               ---------         ------------       ----------         -----------

                                    5.38           21,362,772             5.73          19,013,359
                               ---------         ------------       ----------         -----------

                                    4.23%         $35,250,627             4.45%        $31,867,605
                               ---------          ===========       ----------         ===========


At June 30, 1999, the aggregate maturities of certificates of deposit in fiscal years 2000 through 2004 is $9,720,669, $5,452,558, $1,737,781, $3,230,384 and
$1,221,380 respectively. The aggregate amount of certificates in denominations of $100,000 or more totaled $1,856,595.

Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund (SAIF).

At June 30, 1999 and 1998, the Bank had deposits from its officers and directors totaling approximately $364,609 and $207,000, respectively.

Interest expense and accrued interest payable on deposits consisted of the following at June 30:


                                ACCRUED INTEREST PAYABLE      INTEREST EXPENSE
                                ------------------------  -----------------------

                                   1999         1998         1999         1998
                                ----------   ----------   ----------   ----------

Passbook savings                $     --     $    1,475   $  329,639   $  320,046

Certificate accounts                 2,887       41,042    1,135,214    1,048,891
                                ----------   ----------   ----------   ----------

   Total interest on deposits   $    2,887   $   42,517   $1,464,853   $1,368,937
                                ==========   ==========   ==========   ==========

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE G - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 1999, the Company had the following line of credit from the Federal Home Loan Bank (FHLB):

        ISSUE      MATURITY     INTEREST     AVAILABLE        AMOUNT
         DATE      DATE           RATE        AMOUNT        OUTSTANDING
         ----      ----           ----        ------        -----------

       5/14/99     3/15/00      5.17%      $1,000,000       $        -

At June 30, 1999 and 1998, the Company had the following outstanding advance from the Federal Home Loan Bank (FHLB):

              ISSUE         MATURITY     INTEREST
               DATE           DATE         RATE            AMOUNT
               ----           ----         ----            ------

              10/25/96      10/25/01       5.78%        $1,000,000
                                                         ----------

                                                        $1,000,000
                                                        ==========

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

The plan's funded status at June 30, follows:

                                                    1999         1998
                                                 ---------    ---------

Vested accumulated benefit obligation            $ 428,087    $ 341,130
Nonvested accumulated benefit obligation             2,978        4,055
                                                 ---------    ---------

Accumulated benefit obligation                     431,065      345,185
Effect of projected salary increases               157,753      113,774
                                                 ---------    ---------

Projected benefit obligation                       588,818      458,959
Fair value of plan assets                          474,418      391,058
                                                 ---------    ---------

Plan assets in excess of project benefit
   obligation (unfunded projected benefit
   obligation)                                    (114,400)     (67,901)
Unrecognized net (gain) loss                       115,143       71,711
Unrecognized net obligation                          1,066        1,188
                                                 ---------    ---------

Prepaid pension cost (pension liability)         $  (1,809)   $  (4,998)
                                                 =========    =========

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE H - BENEFIT PLANS (CONTINUED)

The  following  table  represents  certain   significant   assumptions  used  in
determining the actuarial present value of the projected benefit obligations and the net periodic pension costs at June 30, 1999 and 1998:

                                                   1999         1998
                                                 --------     --------

Weighted average discount rate used to
   calculate benefit obligations                     7.00%        7.00%
Assumed rate of future compensation
   increases                                         4.00%        4.00%
Expected long-term rate of return of
   plan assets                                       7.50%        7.50%

Components of net pension cost are as follows:

                                                   1999         1998
                                                 --------     --------

Service cost                                     $ 43,145     $ 28,942
Interest cost                                      41,146       28,237
Actual return on plan assets                      (25,675)     (22,919)
Net amortization on deferrals                       2,258          886
                                                 --------     --------

Net periodic pension cost                        $ 60,874     $ 35,146
                                                 ========     ========


Employee Stock Ownership Plan (ESOP)

As part of the conversion  discussed in Note A, an Employee Stock Ownership Plan
(ESOP) was established for all employees who have completed one year of service and have attained the age of 21. The ESOP borrowed $264,480 from the Company and used the funds to purchase 26,448 shares of common stock of the Company issued in the offering. The loan will be repaid principally from the Company's contributions to the ESOP over a period of 10 years. On June 30, 1999, the loan had an outstanding balance of $218,192 and an interest rate of 8.5%. The loan obligation of the ESOP is considered unearned compensation and, as such, recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned compensation are reduced by an amount of the loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation. Benefits become fully vested at the end of seven years of service under the terms of the ESOP Plan. Benefits may be payable upon retirement, death, disability, or separation from service. Since the Company's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

At June 30, 1999, 4,841 ESOP shares have been allocated to the participating employees. For purposes of computing net income per share, the remaining 21,607 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company is recognizing as compensation expense the fair market value of the Company's common stock allocated to participating employees. Compensation expense recognized by the Company during the year ended June 30, 1999 and 1998 was $31,264 and $31,779, respectively.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE H - BENEFIT PLANS (CONTINUED)

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

Stock option activity is as follows:

                                                  Year ended
                                                 June 30, 1999
                                                 -------------

Options outstanding at beginning
   of year                                          33,060
Options granted                                       --
Options exercised                                     --
Options canceled                                      --
                                                    ------

Options outstanding at end of year                  33,060
                                                    ======

Options exercisable at end of year                   6,612
                                                    ======

Weighted-average option prices per share:
   Options outstanding at beginning
      of year                                       $15.75
   Options granted during                             --
      the year
   Options exercised during                           --
      the year
   Options canceled during                            --
      the year
   Options outstanding at                           $15.75
      end of year

The options outstanding at June 30, 1999 had a weighted-average contractual maturity of 8.7 years and exercise price of $15.75.

The per share weighted-average fair value of stock options granted with an exercise price equal to market for the year ended June 30, 1999 and 1998 was $1.45 and $2.85, respectively, using the Black Scholes option- pricing model with the following weighted-average assumptions for 1999 and 1998: expected life of 8.75 and 7 years, expected annual dividend rate of .8% and 2.0%, risk-free interest rate of 5.45% and 4.80%, and an expected volatility of 15%, for both years, respectively.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE H - BENEFIT PLANS (CONTINUED)

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                              Year Ended
                                                             June 30, 1999
                                                             -------------
   Net income:
      As reported                                               $122,312
      Pro forma                                                  107,661
   Net income per share:
      As reported:
          Basic                                                      .41
          Diluted                                                    .41
      Pro forma:
          Basic                                                      .36
          Diluted                                                    .36

Restricted Stock Plan

In March 1998, the Company established a Restricted Stock Plan ("RSP"). Under the terms of the RSP, a total of 13,224 shares of the Company's common stock is available for the granting of awards to officers, directors and employees during a period of twenty-one years, unless sooner terminated. Stock awarded is earned at a rate of 20% annually with the first 20% awarded on the one-year anniversary of the date of grant. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheet and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. On March 16, 1998, 13,224 shares of the Company's common stock was awarded under the RSP. The fair market value of the Company's stock on March 16, 1998 was $15.75 per share. Aggregate compensation expense with respect to the foregoing awards was $41,655 and $10,414 for the years ended June 30, 1999 and 1998, respectively. Unvested RSP shares are not reflected in the June 30, 1999 and 1998 EPS calculation because their effect is antidilutive.

Summary information regarding outstanding RSP awards at June 30, 1999 is presented below:

          Period in which          Market value        Shares        Vesting
           awards granted         at award date        awarded       period
           --------------         -------------        -------       ------

Year ended June 30, 1998             $208,278          13,224        5 years

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE H - BENEFIT PLANS (CONTINUED)

Supplemental Retirement Plan

On March 23, 1999, the Company established a nonqualified indexed defined contribution supplemental retirement plan (SRP) for its current directors and key employees. The present value of estimated supplemental retirement benefits is charged to operations. No set retirement benefit amount is promised to the participants, and no deferral of salary or income is required by the participants. Rather, the Company has agreed to place a certain amount of funds into an insurance policy on behalf of the participants. Each year, whatever income the policy generates above and beyond the Company's predetermined index rate will be accrued into a retirement account that has been established for the participant.

NOTE I - INCOME TAXES

Income tax expense for the years ended June 30, is summarized as follows:

                            1999               1998
                           -------            -------
Federal:
       Current             $27,704            $24,206
   Deferred                  7,296             22,964
                           -------            -------

                           $35,000            $47,170
                           =======            =======

   State:
       Current             $  --              $  --
                           =======            =======

   Totals:
       Current             $27,704            $24,206
       Deferred              7,296             22,964
                           -------            -------

                           $35,000            $47,170
                           =======            =======

The Company has not incurred state income taxes due to net operating loss carryforwards.

The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes for the years ended June 30, are reconciled as follows:

                                      1999         1998
                                    --------     --------

Computed income tax expense         $ 53,486     $ 55,270
Increase (decrease) resulting in:
   Tax-exempt income                 (13,564)      (2,774)
   Other, net                         (4,922)      (5,326)
                                    --------     --------

Actual income tax
   expense                          $ 35,000     $ 47,170
                                    ========     ========

Effective tax rate                     22.25%       29.02%
                                    ========     ========

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE I - INCOME TAXES (CONTINUED)

The components of net deferred tax assets and liabilities at June 30, are as follows:

                                                   1999        1998
                                                 --------    --------

Deferred tax assets:
   Loan origination fees, net                    $    530    $  1,600
   Allowance for loan losses                       26,403      52,935
   Accrued pension expense                          2,068       3,462
   State net operating loss carryforward           34,672      27,200
   Restricted Stock Plan accrual                    6,629       2,782
   ESOP accrual                                      --         2,601
                                                 --------    --------

                                                   70,302      90,580
                                                 --------    --------


Deferred tax liabilities:
   Premises and equipment                         (14,268)    (15,664)
   Accrued interest receivable                    (12,542)    (27,355)
   Unrealized gain on securities
      available-for-sale                          (12,826)    (17,360)
                                                 --------    --------

                                                  (39,636)    (60,379)
                                                 --------    --------

                                                   30,666      30,201

Valuation allowance                               (34,672)    (27,200)
                                                 --------    --------

Net deferred (liability) asset                   $ (4,006)   $  3,001
                                                 ========    ========


The Company's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt expense used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Company does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at June 30, 1999 and 1998, includes approximately $143,000, representing such bad debt deductions for which no deferred income taxes have been provided.

The Company has available Pennsylvania net operating loss carryforwards of $301,493. This carryforward can be utilized in fiscal years 2000 through 2001. The deferred tax benefit associated with this loss carryforward is $34,672. This benefit has been fully reserved.

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE J - INTEREST AND DIVIDEND INCOME ON INVESTMENTS

Interest and dividend  income on investments  consisted of the following at June
30:

                                                  1999                1998
                                               ----------           --------

   Taxable interest income                     $1,019,786           $983,516
   Nontaxable interest income                      12,749             14,737
   Dividends                                          808                372
                                               ----------           --------

                                               $1,033,343           $998,625
                                               ==========           ========

NOTE K - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The financial commitments of the Company are as follows:

The Company has outstanding commitments to originate loans as follows:

                                                 1999              1998
                                              -----------       -----------

First mortgage loans                             $665,000           $131,000
Secured consumer (unused
  lines of credit) loans                         $477,077           $391,395
Commercial loans                                 $ 85,000           $      -

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

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (See Note
K). The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as of June 30, are as follows:

                                                    1999                           1998
                                        ----------------------------    ----------------------------
                                            CARRYING        FAIR          CARRYING          FAIR
                                             AMOUNT        VALUE           AMOUNT           VALUE
                                             ------        -----           ------           -----
Financial assets:
   Cash and cash
   equivalents                             $3,412,184    $3,412,184      $5,157,544       $5,157,544

   Investment and mortgage-
     backed securities                     18,283,568    17,869,576      14,912,673       14,947,011

   Loans                                   16,989,946    17,315,681      16,620,321       17,447,788

   Cash value life insurance                1,162,749     1,162,749         -                -

   FHLB stock                                 153,300       153,300         153,300          153,300

   Accrued interest
     receivable                               303,415       303,415         228,175          228,175

Financial liabilities:
   Deposits                                35,250,627    35,521,863      31,867,605       32,016,399

   FHLB advances                            1,000,000       989,605       1,000,000        1,000,000

   Advances from borrowers
     for taxes and
     insurance                                227,241       227,241         223,848          223,848


                      WSB HOLDING COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 1999 and 1998

NOTE N - REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of June 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed the Bank's capital category.

                                                                                                     To Be Well
                                                                                                   Capitalized Under
                                                                              For Capital          Prompt Corrective
                                                     Actual               Adequacy Purposes        Action Provision
                                                 ---------------          -----------------        ----------------
                                                 Amount   Ratio           Amount    Ratio           Amount    Ratio
                                                 ------   -----           ------    -----           ------    -----
                                                                           (In thousands)
As of June 30, 1999:
   Total Capital
     (to Risk-Weighted Assets)                   $3,985    22.2%          $1,436   >8%              $1,795     >10%
                                                                                   -                           -

   Tier I Capital
     (to Risk-Weighted Assets)                    3,819    21.3               718  >4                1,077     >6
                                                                                   -                           -
   Tier I Capital
     (to average assets)                          3,819    10.1             1,549  >4                2,323     >5
                                                                                   -                           -
As of June 30, 1998:
   Total Capital
     (to Risk-Weighted Assets)                   $4,008    25.3%           $1,269  >8%              $1,586     >10%
                                                                                   -                           -
   Tier I Capital
     (to Risk-Weighted Assets)                    3,815    24.1               634  >4                  952     >6
                                                                                   -                           -
   Tier I Capital
     (to average assets)                          3,815    10.5             1,447  >4                2,179     >5
                                                                                   -                           -