Form 10KSB40, Exhibit 13
period 2000-06-30
WSB HOLDING CO
filed 2000-09-22
CIK 1040790

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


                                                                    Dividends
                       Date               High ($)   Low ($)        Declared($)
                       ----               --------   -------        -----------
July 1, 1998 to September 30, 1998         14.88      13.50              --
October 1, 1998 to December 31, 1998       14.00       9.88             .04
January 1, 1999 to March 31, 1999          12.75      10.00              --
April 1, 1999 to June 30, 2000             11.25       9.00              --
July 1, 1999 to September 30, 1999         10.75      10.00             .08
October 1, 1999 to December 31, 1999       10.50      10.00              --
January 1, 2000 to March 31, 2000          15.00      10.00              --
April 1, 2000 to June 30, 2000             11.25      10.13              --

         The number of shareholders of record of common stock as of the record date of September 1, 2000, was approximately 222. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 1, 2000, there were 302,684 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

Selected Financial Ratios and Other Data

                                                                 For the Years Ended
                                                                       June 30,
                                                                 --------------------
                                                                  2000        1999
                                                                 --------    --------
Return on average assets
  (net income divided by average total assets) ...........          .58%       .31%

Return on average equity
  (net income divided by average equity) .................         5.05%      2.56%

Average equity to average assets ratio
  (average equity divided by average total assets) .......        11.52%     12.03%

Equity to assets at period end ...........................        11.92%     11.57%

Dividend payout ratio
  (dividends declared per share divided by net income
   per share) ............................................         9.09%      9.76%

Net interest rate spread .................................         2.55%      2.25%

Net yield on average interest-earnings assets ............         3.12%      2.96%

Non-performing loans to total assets .....................          .75%        --

Non-performing loans to total loans ......................         1.64%        --

Allowance for loan losses to non-performing assets .......        50.00%        --

Book value per share .....................................     $  16.30   $  15.29


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References in this discussion to "we," "us," and "our," refer collectively to WSB Holding Company and Workingmens Savings Bank.

Overview

Our results of operations are primarily dependent on our net interest income, which is the difference between the interest earned on our assets, primarily loans and investments, and the interest expense on our liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses, such as compensation and employee benefits, noninterest income, such as service charges on deposit-related services, and our provision for loan losses.

Asset and Liability Management

Our objective in our asset and liability management program is to manage liquidity and interest rate risk in order to maximize net income and return on equity in a changing interest rate environment. The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. We are subject to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do traditional mortgage loans, increases in interest rates may have an adverse effect on our earnings.

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

Net Portfolio Value

We measure our interest rate risk by computing amounts by which the net present value of our cash flow from assets, liabilities, and off-balance sheet items ("NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV from instantaneous and permanent one percent to three percent (100 to 300 basis points) increases and decreases in market interest rates. Based upon the Office of Thrift Supervision ("OTS") assumptions, the following table presents our NPV at June 30, 2000.

                                     Changes in Net Portfolio Value
                                  --------------------------------------
     Changes in Market                                       Changes in
      Interest Rates              NPV Ratio(1)              NPV Ratio(2)
      --------------              ------------              ------------

         +300bp                     4.14%                        -598bp

         +200bp                     6.22%                        -390bp

         +100bp                     8.23%                        -188bp

            0bp                    10.11%                           0bp

         -100bp                    11.40%                         129bp

         -200bp                    11.70%                         159bp

         -300bp                    11.43%                         131bp

-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

Total consolidated assets remained relatively unchanged at $41.4 million at June 30, 2000 and 1999. While total consolidated assets did not change, net loans increased by $1.9 million and investments and mortgage-backed securities increased by $260,000 which was offset by a $2.2 million decline in cash and cash equivalents. The decline in cash and cash equivalents was used to fund loan and investment growth.

Deposits decreased $665,000, or 1.9 %, to $34.6 million at June 30, 2000. Savings accounts declined by $680,000 and certificate of deposit accounts declined by $252,000 while noninterest-bearing checking accounts increased by $268,000. We operate in a highly competitive market with other larger financial institutions as well as brokerage firms, mutual funds, and insurance companies. While the 2000 period end levels of deposits are below that of 1999, the average balances have increased in all deposit categories. We will continue to offer customers competitive deposit products with lower service charge costs than many of our competitors to promote continued deposit growth.

Average Balance Sheet

The following table sets forth a summary of our average balances of assets and liabilities as well as average yield and cost information. Average balances are derived from monthly balances, however, we do not believe the use of month-end balances has caused any material differences in the information presented. There have been no tax equivalent adjustments made to yields.

                                                              For the Year Ended June 30,
                                    ------------------------------------------------------------------------------

                                                     2000                                    1999
                                    ---------------------------------------  ---------------------------------------
                                          Average                 Average       Average                    Average
                                          Balance    Interest    Yield/Cost     Balance       Interest    Yield/Cost
                                          -------   ----------   ----------   ----------     ----------  -----------
                                                                (Dollars in Thousands)
Interest-earning assets:

  Loans receivable                   $     18,532  $     1,468     7.92%     $    16,762   $     1,323      7.89%

  Investment securities                    18,779        1,230     6.59           16,391         1,033      6.30

  Other interest-earning assets             1,761           83     4.71            4,511           301      6.67
                                          -------      -------                   -------        ------
Total interest-earning assets              39,072        2,781     7.20           37,664         2,657      7.06

Noninterest-earning assets                  2,541                                  1,891
                                          -------                                 ------
Total assets                         $     41,613                            $    39,555
                                           ======                                 ======
Interest-bearing liabilities:

  Passbook and club accounts         $     10,763  $       321     2.98%     $    10,360   $       330      3.18%

  Certificates of deposit                  21,036        1,132     5.38           20,401         1,135      5.56

  Other interest-bearing liabilities        1,822          110     6.04            1,000            62      6.17
                                           ------        -----                    ------        ------
Total interest-bearing liabilities         33,621        1,563     4.65           31,761         1,527      4.81

Noninterest-bearing liabilities             3,197                                  3,020
                                          -------                                 ------
Total liabilities                          36,818                                 34,781
                                          -------                                 ------
Stockholders' equity                        4,795                                  4,774
                                          -------                                 ------
Total liabilities and
  stockholders' equity               $     41,613                            $    39,555
                                           ======                                 ======
  Net interest income                              $     1,218                             $     1,130
                                                         =====                                   =====
Interest rate spread                                               2.55%                                    2.25%
                                                                   ====                                     ====
Net yield on interest-earning
  assets                                                           3.12%                                    2.96%
                                                                   ====                                     ====
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                                   116.21%                                  118.59%
                                                                 ======                                   ======

Rate/Volume Analysis

The table below sets forth information regarding our interest income and interest expenses for the years ended June 30, 2000 and 1999. For each category, interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to rate.

                                                         Year Ended June 30,
                                                 -------------------------------
                                                           2000 vs. 1999
                                                 -------------------------------
                                                      Increase (Decrease)
                                                              Due to
                                                 -------------------------------
                                                 Volume        Rate        Net
                                                 ------        ----        ---
                                                          (In thousands)
Interest income:

  Loans receivable                                $ 140       $   5       $ 145

  Investment securities                             150          47         197

  Other interest-earning assets                    (183)        (35)       (218)
                                                  -----       -----       -----
Total interest-earning assets                     $ 107       $  17       $ 124
                                                  =====       =====       =====

Interest expense:

  Passbook and club accounts                      $  13       $ (22)      $  (9)

  Certificates of deposit                            35         (38)         (3)

  Other liabilities                                  51          (3)         48
                                                  -----       -----       -----
Total interest-bearing liabilities                $  99       $ (63)      $  36
                                                  =====       =====       =====

Change in net interest income                     $   8       $  80       $  88
                                                  =====       =====       =====


Operating Results

Net Income. Net income increased $120,000 or 98.1%, to $242,000 for the year ended June 30, 2000, as compared to $122,000 for the year ended June 30, 1999. This increase resulted primarily from increases of $88,000 in net interest income and $24,000 in noninterest income and a decrease in noninterest expense of $50,000, offset by an increase in income tax expense of $41,000.

Net Interest Income.

Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on our interest-earning assets (primarily loans, investments and mortgage-backed securities) and interest we pay on our interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities. Our net interest income increased to $1,218,000 for the year ended June 30, 2000, as compared to $1,130,000 for the year ended June 30, 1999.

Interest on interest-earning assets increased $124,000, primarily as a result of an increase of $1.4 million in the average balance of interest-earning assets. Average loans and average investments, including mortgage-backed securities, increased by $1.8 million and $2.4 million, respectively. These increases were offset by a decrease in other interest-earning assets, primarily interest-bearing deposits in other banks, of $2.8 million. Funds received as part of the initial stock offering were invested into loans and investments during the later part of fiscal 1999. There was also a slight increase in the net yield on earning assets of 14 basis points as a result of reinvesting short-term liquid assets into longer-term loans and investments. See "Average Balance Sheet" for fuller detail.

Interest on interest-bearing liabilities increased $36,000, primarily as a result of an increase in average interest-bearing liabilities of $1.9 million. This was coupled with a slight decline in the average costs of interest-bearing liabilities of 16 basis points. See "Average Balance Sheet" for fuller detail.

Provision for Loan Losses. There was no provision for loan losses for the years ended June 30, 2000 and 1999. At June 30, 2000, we had $310,000 non-performing loans in our loan portfolio.

Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is at a level that is considered to be adequate to provide for estimated losses; however, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest Income. Noninterest income consists substantially of service charges, fees on deposit accounts, and net gains or losses from sales of securities and foreclosed real estate. Noninterest income increased $23,600, or
11.4 %, to $231,100 for the year ended June 30, 2000 from $207,500 for the year ended June 30, 1999. In fiscal 2000, net gains on sales of securities and other real estate owned decreased $8,200 and $18,800, respectively. Other noninterest income increased by $51,600, primarily the result of increased value in the cash surrender value of the bank owned life insurance purchased in 1999 of $39,000.

Noninterest Expense. Our noninterest expense decreased $49,700, or 4.2 %, primarily due to a decline in compensation and benefits expense of $50,400. The decline in compensation and benefits expense is due to a reduction in pension expense based on actuarial calculations and a reduction in expense relating to our employee stock option plan and our restricted stock plan as a result of a decline in the market value of our stock.

Income Tax Expense. Our income tax expense for the year ended June 30, 2000 was $75,700 compared to $35,000 for the year ended June 30, 1999. The increase was mainly attributable to higher levels of taxable income resulting from the above mentioned factors.

Liquidity and Capital Resources

Our primary sources of funds include deposits, loan repayments and prepayments, cash flow from operations, and borrowings from the Federal Home Loan Bank of Pittsburgh. We use our capital resources principally to fund loan originations, repay maturing borrowings, purchase investments, and for our short and long-term liquidity needs. We expect to be able to fund, on a timely basis, our loan commitments. At June 30, 2000, our commitments to fund loans totaled $145,000, and we had unused lines of credit of $624,000.

Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income - e.g., non-cash items, amortization and depreciation, provision for loan losses, net gains on sales) for the year ended June 30, 2000 was $243,000 as compared to $65,000 for the year ended June 30, 1999.

Net cash used in our investing activities (i.e., cash receipts, primarily from our investment securities and mortgage-backed securities portfolios and our loan portfolio) for the year ended June 30, 2000 totaled $2,161,500, which represents a decrease of $2,643,500 from $4,805,000 for June 30, 1999. The decrease was primarily attributable to less investing activity in fiscal 2000 compared to 1999. During 1999, management restructured the investment portfolio and used $3,189,000 to fund the net increase in investment securities.

Net cash used for our financing activities (i.e., cash receipts primarily from net increases in deposits) for the year ended June 30, 2000 was $277,000, as compared to providing cash of $2,995,000 during fiscal 1999.

Our liquidity may be adversely affected by unexpected deposit outflows, excessive interest rate paid by our competitors, and economic conditions. We monitor our projected liquidity needs and determine our desired level based on our commitment to make loans and our ability to generate funds. We are also subject to federal regulations that impose certain minimum capital requirements.

SNODGRASS
Certified Public Accountants and Consultants



                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------

[LOGO]

Board of Directors and Stockholders
WSB Holding Company

We have audited the accompanying consolidated balance sheet of WSB Holding Company and subsidiaries as of June 30, 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of WSB Holding Company and subsidiaries as of June 30, 1999, and for the year then ended, were audited by other auditors whose report, dated July 30, 1999, expressed an unqualified opinion of those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WSB Holding Company and subsidiaries as of June 30, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/S.R. Snodgrass, A.C.

Wexford, PA
July 20, 2000


S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA  15090-8399  Phone: 724-934-0344 Facsimile: 724-934-0345

                               WSB HOLDING COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                                        June 30,
                                                                   2000            1999
                                                              ------------    ------------
ASSETS
     Cash and due from banks                                  $    301,724    $    250,666
     Interest-bearing deposits in other banks                      915,437       3,161,518
                                                              ------------    ------------

     Cash and cash equivalents                                   1,217,161       3,412,184

     Investment securities available for sale                    2,209,267       2,497,658
     Investment securities held to maturity (market
       value of $14,033,582 and $13,571,429)                    14,894,110      13,978,012
     Mortgage-backed securities available for sale               1,116,035       1,412,097
     Mortgage-backed securities held to maturity (market
       value of $313,838 and $388,392)                             323,803         395,801
     Loans receivable (net of allowance for loan losses
       of $155,000 and $165,482)                                18,866,204      16,989,946
     Bank owned life insurance                                   1,214,106       1,162,749
     Accrued interest receivable                                   351,453         303,415
     Premises and equipment                                        916,305         986,468
     Federal Home Loan Bank stock                                  200,000         153,300
     Other assets                                                   85,904          64,927
                                                              ------------    ------------
         TOTAL ASSETS                                         $ 41,394,348    $ 41,356,557
                                                              ============    ============

LIABILITIES
     Deposits                                                 $ 34,585,942    $ 35,250,627
     Advances by borrowers for taxes and insurance                 247,127         227,241
     Federal Home Loan Bank borrowings                           1,500,000       1,000,000
     Accrued interest payable and other liabilities                128,353          94,361
                                                              ------------    ------------
         TOTAL LIABILITIES                                      36,461,422      36,572,229
                                                              ------------    ------------

COMMITMENTS AND CONTINGENCIES                                            -               -

STOCKHOLDERS' EQUITY
     Preferred stock, par value $.10, 1,000,000 shares
       authorized; none issued and outstanding                           -               -
     Common stock, par value $.10 per share; 4,000,000
       shares authorized; 330,600 issued                            33,060          33,060
     Additional paid-in capital                                  2,994,998       2,994,026
     Retained earnings - substantially restricted                2,504,860       2,287,772
     Accumulated other comprehensive income (loss)                    (689)         29,929
     Unallocated shares held by Employee Stock
       Ownership Plan (ESOP)                                      (189,538)       (215,988)
     Unallocated shares held by Restricted Stock Plan (RSP)        (98,023)       (139,679)
     Treasury stock (27,916 and 17,666 shares at cost)            (311,742)       (204,792)
                                                              ------------    ------------
         TOTAL STOCKHOLDERS' EQUITY                              4,932,926       4,784,328
                                                              ------------    ------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 41,394,348    $ 41,356,557
                                                              ============    ============


See accompanying notes to the consolidated financial statements.

                               WSB HOLDING COMPANY
                        CONSOLIDATED STATEMENT OF INCOME


                                                       Year Ended June 30,
                                                         2000      1999
                                                      ----------   ----------
INTEREST INCOME
     Loans receivable                                 $1,467,624   $1,322,470
     Interest-bearing deposits in other banks             83,156      300,701
     Investment securities
        Taxable                                        1,183,839    1,010,384
        Exempt from federal income tax                    45,613       22,959
                                                      ----------   ----------
        Total interest income                          2,780,232    2,656,514
                                                      ----------   ----------
INTEREST EXPENSE
     Deposits                                          1,453,375    1,464,853
     FHLB borrowings                                     109,536       61,723
                                                      ----------   ----------
        Total interest expense                         1,562,911    1,526,576
                                                      ----------   ----------

NET INTEREST INCOME                                    1,217,321    1,129,938

     Provision for loan losses                                 -            -
                                                      ----------   ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES    1,217,321    1,129,938
                                                      ----------   ----------
NONINTEREST INCOME
     Service fees on deposit accounts                     43,770       44,686
     Investment securities gains, net                     63,556       71,787
     Gain on sale of other real estate owned               6,727       25,555
     Other                                               117,095       65,486
                                                      ----------   ----------
        Total noninterest income                         231,148      207,514
                                                      ----------   ----------
NONINTEREST EXPENSE
     Compensation and employee benefits                  517,193      567,592
     Occupancy and equipment                             170,616      166,757
     Federal insurance premium                            27,397       31,451
     Data processing                                     141,830      141,037
     Professional services                                94,032      110,536
     Other                                               179,393      162,767
                                                      ----------   ----------
        Total noninterest expense                      1,130,461    1,180,140
                                                      ----------   ----------

     Income before income taxes                          318,008      157,312
     Income tax expense                                   75,700       35,000
                                                      ----------   ----------

NET INCOME                                            $  242,308   $  122,312
                                                      ==========   ==========
EARNINGS PER SHARE:

        Basic                                         $     0.89   $      0.41
        Diluted                                       $     0.89   $      0.41

See accompanying notes to the consolidated financial statements.

                               WSB HOLDING COMPANY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              Accu-
                                                              mulated
                                                              Other
                                                              Compre-    Unallocated  Unallocated                Total
                                    Additional                hensive      Shares         Shares                 Stock   Compre-
                         Common      Paid-in       Retained   Income       Held by        Held by    Treasury    holders' hensive
                         Stock       Capital       Earnings   (Loss)        ESOP           RSP        Stock      Equity  Income
                        -------  -------------  -----------  ---------  ------------  ------------  --------- ---------- --------
 Balance, June 30, 1998 $33,060  $   2,989,212  $ 2,179,378  $ 47,629   $  (242,438)  $  (197,864) $ (19,431) $4,789,546

 Net income                                         122,312                                                      122,312  $122,312
 Other comprehensive
   income:
   Unrealized
     loss on available
     for sale securities,
     net of
     reclassification
     adjustment,
     net of tax
     benefit $9,118                                           (17,700)                                           (17,700)  (17,700)
                                                                                                                           -------
 Comprehensive income                                                                                                     $104,612
                                                                                                                          ========
 ESOP shares released                    4,814                               26,450                               31,264
 RSP shares released                                                                       58,185                 58,185
 Cash dividends ($.04
 per share)                                         (13,918)                                                     (13,918)
 Purchase treasury stock                                                                            (185,361)   (185,361)
                        -------  -------------  -----------  --------  ------------  ------------  ---------  ----------
 Balance, June 30, 1999  33,060      2,994,026    2,287,772    29,929      (215,988)     (139,679)  (204,792)  4,784,328

 Net income                                         242,308                                                      242,308  $242,308
 Other comprehensive
   income:
   Unrealized
     loss on available
     for sale securities
     net of
     reclassification
     adjustment, net of
     tax benefit of
     $15,773                                                  (30,618)                                           (30,618)  (30,618)
                                                                                                                          --------
 Comprehensive income                                                                                                     $211,690
                                                                                                                          ========
 ESOP shares released                      972                               26,450                               27,422
 RSP shares released                                                                       41,656                 41,656
 Cash dividends
 ($.08 per share)                                   (25,220)                                                     (25,220)
 Purchase treasury stock                                                                            (106,950)   (106,950)
                        -------  -------------  -----------  --------  ------------  ------------  ---------  ----------
 Balance, June 30, 2000 $33,060  $   2,994,998  $ 2,504,860  $   (689) $   (189,538) $    (98,023) $(311,742) $4,932,926
                        =======  =============  ===========  ========  ============  ============  =========  ==========

                                                                            2000          1999
                                                                       ------------  ------------
 Components of comprehensive income:
     Change in net unrealized gain (loss) on investment securities
       available for sale                                              $     11,329  $     29,679
     Net realized gains included in net income,
       net of taxes $21,609 and $24,408                                     (41,947)      (47,379)
                                                                       ------------  ------------
 Total                                                                 $    (30,618) $    (17,700)
                                                                       ============  ============

See accompanying notes to the consolidated financial statements.

                               WSB HOLDING COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                     Year Ended June 30,
                                                                     2000            1999
                                                                ------------    ------------
OPERATING ACTIVITIES
     Net income                                                 $    242,308    $    122,312
     Adjustments to reconcile net income to
       net cash provided by operating activities:
         Depreciation                                                 76,585          62,000
         Amortization of premium and discount on investments            (431)        (39,046)
         Investment securities gains, net                            (63,556)        (71,787)
         Deferred income taxes                                         5,538          11,541
         Increase in accrued interest receivable                     (48,038)        (75,240)
         Amortization of ESOP and RSP unearned compensation           69,078          72,919
         Gain on sale of other real estate owned                      (6,727)        (25,555)
         Other, net                                                  (31,300)          7,529
                                                                ------------    ------------
         Net cash provided by operating activities                   243,457          64,673
                                                                ------------    ------------
INVESTING ACTIVITIES Investments available for sale:
         Purchases                                                  (658,851)     (6,736,933)
         Proceeds from sales                                         836,380       1,319,329
         Maturities and repayments                                   380,582       4,841,654
     Investment held to maturity:
         Purchases                                                (1,100,000)    (15,143,656)
         Maturities and repayments                                   256,331      12,437,311
     Net increase in loans receivable                             (1,895,783)       (774,225)
     Purchase of life insurance                                            -      (1,150,000)
     Proceeds from sale of other real estate owned                    26,252         432,831
     Purchase of premises and equipment, net                          (6,422)        (31,300)
                                                                ------------    ------------
         Net cash used for investing activities                   (2,161,511)     (4,804,989)
                                                                ------------    ------------
FINANCING ACTIVITIES
     Net increase (decrease) in deposits                            (664,685)      3,383,022
     Net increase in advances by borrowers
       for taxes and insurance                                        19,886           3,393
     Net increase in short-term FHLB borrowings                    1,500,000               -
     Repayment of long-term FHLB borrowings                       (1,000,000)              -
     Common stock aquired by RSP                                           -        (192,180)
     Purchase of treasury stock                                     (106,950)       (185,361)
     Cash dividends paid                                             (25,220)        (13,918)
                                                                ------------    ------------
         Net cash provided by (used for) financing activities       (276,969)      2,994,956
                                                                ------------    ------------
         Decrease in cash and cash equivalents                    (2,195,023)     (1,745,360)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     3,412,184       5,157,544
                                                                ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $  1,217,161    $  3,412,184
                                                                ============    ============

See accompanying notes to the consolidated financial statements.

                               WSB HOLDING COMPANY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

WSB Holding Company (the "Company") is a Pennsylvania corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Workingmens Bank (the "Bank"). The Company's and the Bank's principal sources of revenue emanate from interest earnings on its investment and mortgage-backed securities, and mortgage and consumer loan portfolios as well as a variety of deposit services provided to its customers through two locations. The Company and the Bank are subject to regulation by the Office of Thrift Supervision ("OTS").

The consolidated financial statements of the Company include the accounts of the Bank and the Bank's wholly owned subsidiary, Workingmens Service Corporation ("WSC"). The impact of WSC on the consolidated financial statements is not material. All intercompany transactions have been eliminated in consolidation. The investment in the subsidiary on the parent company financial statements is carried at the Company's equity in the underlying assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment and Mortgage-backed Securities
-----------------------------------------

Investment and mortgage-backed securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities, acquired with the intent and ability to hold to maturity are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and are recognized as adjustments of interest income. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

Loans Receivable
----------------

Loans receivable are stated at their unpaid principal amounts net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

----------------

The accrual of interest is generally discontinued when management has serious doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to the principal or reported as interest income according to management's judgment as to the collectibility of the principal.

Loan Origination Fees
---------------------

Loan origination and commitment fees and certain direct loan origination costs are being deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate during the period of the delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of said collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using straight-line and accelerated methods over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned
-----------------

Real estate owned acquired in settlement of foreclosed loans is carried at the lower of cost or fair value minus estimated cost to sell. Valuation allowances for estimated losses are provided when the carrying value exceeds the fair value. Direct costs incurred on such properties are recorded as expenses of current operations.

Income Taxes
------------

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share
------------------

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Employee Benefit Plan
---------------------

The Bank sponsors a trusteed, defined benefit pension plan covering all eligible employees. The Bank's funding policy is to make annual contributions, as needed, based upon the funding formula developed by the plan's actuary.

Stock Options
-------------

The Company maintains a stock option plan for the directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

Comprehensive Income
--------------------

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information
---------------------

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions, Cash and due from banks and Interest-bearing deposits in other banks.

Cash payments for interest in 2000 and 1999 were $1,559,667 and $1,571,980, respectively. Cash payments for income taxes amounted to $18,500 in 2000 and $2,400 in 1999. The transfer of loans to other real-estate owned totaled $19,525 in 2000 and $103,626 in 1999.

Pending Accounting Pronouncements
---------------------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." The Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133 precludes a held to maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held to maturity security into the available for sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 2000. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative account balances for the prior period have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income or stockholders' equity.

2.    EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

                                                    2000              1999
                                               --------------  ----------------

Weighted-average common shares and
  common stock equivalents used to
  calculate basic earnings per share                 273,154           296,964

Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share                               -                 -
                                               --------------  ----------------
Weighted-average common shares and
  common stock equivalents used
  to calculate diluted earnings per share            273,154           296,964
                                               ==============  ================

3.    INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities available for sale and held to maturity are summarized as follows:


                                                            2000
                                      -------------------------------------------------
                                                      Gross        Gross      Estimated
                                         Amortized  Unrealized   Unrealized    Market
                                            Cost      Gains        Losses      Value
                                      ------------- ----------  -----------   ---------
Available for Sale
Obligations of state and
  political subdivisions              $     949,018   $      -  $   (85,173)  $     863,845
Corporate debt securities                   299,857          -       (7,471)        292,386
                                        ------------  --------  -----------   -------------
     Total debt securities                1,248,875          -      (92,644)      1,156,231

Mutual funds                                841,140    119,208            -         960,348
Federal National Mortgage
  Association common stock                   56,750          -       (4,562)         52,188
Federal Home Loan Mortgage
  Corporation preferred stock                45,945          -       (5,445)         40,500
                                        ------------  --------  -----------   -------------
               Total                  $   2,192,710   $119,208  $  (102,651)  $   2,209,267
                                        ============  ========  ===========   =============
Held to Maturity
U.S. Government agency
  securities                          $  14,794,110   $      -  $  (856,540)  $  13,937,570
Corporate debt securities                   100,000          -       (3,988)         96,012
                                        ------------  --------  -----------   -------------
               Total                  $  14,894,110   $      -  $  (860,528)  $  14,033,582
                                        ============  ========  ===========   =============


                                                            1999
                                      -------------------------------------------------
                                                     Gross       Gross      Estimated
                                       Amortized   Unrealized   Unrealized     Market
                                         Cost        Gains       Losses        Value
                                      -----------  -----------  ----------  -----------
Available for Sale
Obligations of state and
  political subdivisions              $   948,699   $       -   $(57,610)   $   891,089
Corporate debt securities                 299,571          64     (1,829)       297,806
                                       ----------   ---------   --------    -----------
     Total debt securities              1,248,270          64    (59,439)     1,188,895

Mutual funds                            1,021,022      98,370          -      1,119,392
Federal National Mortgage
  Association common stock                100,789       1,582          -        102,371
Federal Home Loan Mortgage
  Corporation preferred stock              82,699       4,301          -         87,000
                                       ----------   ----------  ---------   -----------
               Total                  $ 2,452,780   $ 104,317   $ (59,439)  $ 2,497,658
                                       ==========   =========   =========   ===========

Held to Maturity
U.S. Government agency
  securities                          $13,879,012   $       -   $(406,583)  $13,472,429
Certificates of deposit                    99,000           -           -        99,000
                                       ----------   ---------   ---------   -----------
               Total                  $13,978,012   $       -   $(406,583)  $13,571,429
                                       ==========   =========   =========   ===========

The amortized cost and estimated market value of investments in debt securities at June 30, 2000, by contractual maturity, are shown below.

                                         Available for Sale         Held to Maturity
                                     -------------------------  --------------------------
                                                    Estimated                   Estimated
                                       Amortized     Market      Amortized       Market
                                          Cost       Value         Cost          Value
                                      -----------  ----------   -----------    -----------
     Due within one year              $        -   $        -   $         -    $         -
     Due after one year through
       five years                        548,482      519,620     3,098,732      2,989,918
     Due after five years through
       ten years                               -            -     4,870,719      4,630,561
     Due after ten years                 700,393      636,611     6,924,659      6,413,103
                                       ---------   ----------   -----------    -----------
                    Total             $1,248,875   $1,156,231   $14,894,110    $14,033,582
                                       =========   ==========   ===========    ===========


Proceeds from the sales of investment securities available for sale and the gross realized gains and losses on those sales for the years ended June 30, are as follows:

                                              2000       1999
                                            --------   ----------

     Proceeds from sales                    $836,380   $1,319,329
     Gross gains                              67,573       71,787
     Gross losses                              4,017            -

4.    MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities available for sale and held to maturity are summarized as follows:

                                                            2000
                                      -------------------------------------------------
                                                     Gross       Gross      Estimated
                                       Amortized   Unrealized   Unrealized     Market
                                         Cost        Gains       Losses        Value
                                      -----------  -----------  ----------  -----------
Available for Sale
     Government National
        Mortgage Association        $    878,265   $    4,575    $(11,090)   $  871,750
     Federal National Mortgage
        Association                      200,713            -      (9,158)      191,555
     Federal Home Loan
        Mortgage Corporation              44,226            -         (50)       44,176
     Collateralized mortgage
        obligations                       10,432            -      (1,878)        8,554
                                    ------------   ----------    --------    ----------
                    Total           $  1,133,636   $    4,575    $(22,176)   $1,116,035
                                    ============   ==========    ========    ==========
Held to Maturity
     Collateralized mortgage
        obligations                 $    323,803   $        -    $ (9,965)   $  313,838
                                    ------------   ----------    --------    ----------
                    Total           $    323,803   $        -    $ (9,965)   $  313,838
                                    ============   ==========    ========    ==========

                                                            1999
                                      -------------------------------------------------
                                                     Gross       Gross      Estimated
                                       Amortized   Unrealized   Unrealized     Market
                                         Cost        Gains       Losses        Value
                                      -----------  -----------  ----------  -----------
Available for Sale
     Government National
        Mortgage Association          $ 1,072,996  $    8,794   $  (2,206)  $ 1,079,584
     Federal National Mortgage
        Association                       264,129           -      (5,421)      258,708
     Federal Home Loan
        Mortgage Corporation               53,684       1,160           -        54,844
     Collateralized mortgage
        obligations                        23,409           -      (4,448)       18,961
                                      -----------  ----------   ---------   -----------
                    Total             $ 1,414,218  $    9,954   $ (12,075)  $ 1,412,097
                                      ===========  ==========   =========   ===========
Held to Maturity
     Collateralized mortgage
        obligations                   $   395,801  $       10   $  (7,419)  $   388,392
                                      -----------  ----------   ---------   -----------
                    Total             $   395,801  $       10   $  (7,419)  $   388,392
                                      ===========  ==========   =========   ===========

The amortized cost and estimated market value of mortgage-backed securities at June 30, 2000, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.

                                        Available for Sale        Held to Maturity
                                      -----------------------  -----------------------
                                                  Estimated                  Estimated
                                      Amortized     Market      Amortized      Market
                                         Cost       Value         Cost         Value
                                      ----------  -----------   ---------   ---------
     Due within one year              $        -   $        -   $       -   $       -
     Due after one year through
       five years                              -            -           -           -
     Due after five years through
       ten years                               -            -           -           -
     Due after ten years               1,133,636    1,116,035     323,803     313,838
                                       ----------  -----------  ----------   ---------

                    Total             $1,133,636   $1,116,035   $ 323,803   $ 313,838
                                       ==========  ===========  ==========   =========

5.    LOANS RECEIVABLE

Loans receivable consist of the following:

                                                    2000        1999
                                                 ----------- -----------
Mortgage loans:
     1 - 4 family                                $11,620,137 $10,567,077
     Home equity                                   1,762,009   1,694,438
     Multi-family                                  3,251,524   2,483,369
     Commercial                                    1,211,944   1,297,790
                                                  ----------  ----------
                                                  17,845,614  16,042,674
                                                  ----------  ----------
Consumer loans:
     Share loans                                     377,725     429,091
     Other                                           797,865     683,663
                                                  ----------  ----------
                                                   1,175,590   1,112,754
                                                  ----------  ----------
                                                  19,021,204  17,155,428
Less:
     Allowance for loan losses                       155,000     165,482
                                                  ----------  ----------
                    Total                        $18,866,204 $16,989,946
                                                  ==========  ==========

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and personal loans are granted. Although the Company has a diversified loan portfolio at June 30, 2000 and 1999, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

Activity in the allowance for loan losses for the years ended June 30, is as follows:

                                             2000          1999
                                          ----------    ----------

     Balance, July 1,                     $  165,482    $  198,168

     Loans charged off                       (10,582)      (32,686)
     Recoveries                                  100             -
                                           ---------    ----------
     Net loans charged off                   (10,482)      (32,686)
     Provision for loan losses                     -             -
                                           ---------    ----------
     Balance, June 30,                    $  155,000    $  165,482
                                           =========    ==========

The Company had nonaccrual loans of $309,519 at June 30, 2000, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $9,830 if these loans had performed in accordance with their original terms. There were no nonaccrual loans at June 30, 1999.

6.    ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                                      2000         1999
                                                   ---------    ----------

     Investments                                   $ 262,564    $  226,158
     Loans receivable                                 88,889        77,257
                                                    ---------   -----------
                  Total                            $ 351,453    $  303,415
                                                    =========   ===========

7.    PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                    2000          1999
                                                 ----------    ----------

     Land and improvements                       $  121,027    $  121,027
     Buildings and improvements                     998,184       995,487
     Furniture and equipment                        438,657       434,932
                                                  ---------    ----------
                                                  1,557,868     1,551,446
     Less accumulated depreciation                  641,563       564,978
                                                  ---------    ----------
                    Total                        $  916,305    $  986,468
                                                  =========    ==========

Depreciation expense for the years ended June 30, 2000 and 1999 was $76,585 and $62,000, respectively.

8.    FEDERAL HOME LOAN BANK

The Bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

9.    DEPOSITS

Comparative details of deposits are as follows:

                                                 2000                          1999
                                      -------------------------     --------------------------
                                        Amount           %             Amount           %
                                      ------------  -----------     ------------   -----------

Savings                               $10,154,570        29.37%     $10,835,383         30.74%
Noninterest-bearing checking            3,320,279         9.60        3,052,472          8.66
                                      -----------   ----------      -----------    ----------
                                       13,474,849        38.97       13,887,855         39.40
                                      -----------   ----------      -----------    ----------
Time certificates of deposit:
     3.00 - 3.99%                          59,854         0.17           58,432          0.17
     4.00 - 4.99%                       4,607,802        13.32        6,911,509         19.61
     5.00 - 5.99%                       8,058,691        23.30        7,765,369         22.03
     6.00 - 6.99%                       8,353,051        24.15        6,200,306         17.59
     7.00 - 7.99%                          31,695         0.09          427,156          1.21
                                      -----------   ----------      -----------    ----------
                                       21,111,093        61.03       21,362,772         60.60
                                      -----------   ----------      -----------    ----------
               Total                  $34,585,942       100.00%     $35,250,627        100.00%
                                      ===========   ==========      ===========    ==========

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $1,552,103 at June 30, 2000. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of June 30, 2000 are as follows:

     Within one year                                           $ 11,382,403
     Beyond one year but within three years                       7,966,253
     Beyond three years but within five years                     1,762,437
     Beyond five years                                                    -
                                                                -----------
              Total                                            $ 21,111,093
                                                                ===========

Interest expense by deposit category for the years ended June 30, is as follows:

                                                      2000         1999
                                                   ----------    ----------

     Savings                                       $  320,918    $  329,639
     Time certificates of deposit                   1,132,457     1,135,214
                                                    ---------    ----------
              Total                                $1,453,375    $1,464,853
                                                    =========    ==========

10.   FEDERAL HOME LOAN BANK BORROWINGS

The Bank has the capability to borrow funds through a credit arrangement with the FHLB. The FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. At June 30, 2000, the Bank's remaining borrowing capacity with the FHLB was approximately $15 million.

Short-term Borrowings
---------------------

At June 30, 2000 the Bank had outstanding FHLB short-term borrowings of $1,500,000 at a rate of 7.08 percent. The average balance of short-term borrowings outstanding during the year was $1,497,260 at an average rate of 6.10 percent. The maximum amount of short-term borrowings outstanding at any month-end during the year was $3,000,000. The Bank had no short-term borrowings during 1999.

Long-term Borrowings
--------------------

At June 30, 1999 the Bank had outstanding FHLB long-term borrowings of $1,000,000 maturing on October 25, 2001 bearing an interest rate of 5.78 percent. The Bank had no long-term borrowings outstanding at June 30, 2000.

11.   INCOME TAXES

The components of the income taxes for the years ended June 30, are summarized as follows:

                                       2000          1999
                                     ----------   ---------
Current payable:
     Federal                         $  70,162    $  27,704
     State                                   -            -
                                      --------    ---------
                                        70,162       27,704

Deferred federal taxes                   5,538        7,296
                                      --------    ---------
                         Total       $  75,700    $  35,000
                                      ========    =========

The following temporary differences gave rise to the net deferred tax assets (liabilities):

                                                              2000       1999
                                                            --------   --------
Deferred tax assets:
     Loan origination fees, net                             $    294   $    530
     Allowance for loan losses                                52,700     26,403
     Accrued pension expense                                       -      2,068
     State net operating loss carryforward                    19,826     34,672
     Restricted stock plan accrued                            14,126      6,629
     Net unrealized loss on securities                           355          -
                                                            --------   --------
                    Total gross deferred tax assets           87,301     70,302
                    Less valuation allowance                  19,826     34,672
                                                            --------   --------
                          Net deferred tax assets             67,475     35,630
                                                            --------   --------
Deferred tax liabilities:
     Net unrealized gain on securities                             -     12,826
     Premises and equipment                                   27,415     14,268
     Accrued interest receivable                              26,727     12,542
     Prepaid pension                                           9,696          -
                                                            --------   --------
                    Total gross deferred tax liabilities      63,838     39,636
                                                            --------   --------
                          Net deferred assets               $  3,637   $ (4,006)
                                                            ========   ========

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                           2000                    1999
                                   ---------------------   ---------------------
                                                 % of                    % of
                                                Pre-tax                 Pre-tax
                                      Amount    Income       Amount     Income
                                   ----------  ---------    ---------  ---------
Federal income tax at
  statutory rate                    $ 108,123    34.0 %     $ 53,486      34.0 %
Tax-exempt income                     (15,508)   (4.9)       (13,564)     (8.6)
Other                                 (16,915)   (5.3)        (4,922)     (3.1)
                                     ---------  -----       --------   -------
     Actual tax benefit
       and effective rate           $  75,700    23.8 %     $ 35,000      22.3 %
                                     =========  =====       ========   =======

The Company is subject to the Pennsylvania Mutual Thrift Institution's tax which is calculated at 11.5 percent of earnings based on generally accepted accounting principles with certain adjustments. At June 30, 2000 the Company has Pennsylvania net operating loss carryforwards of approximately $172,000 which will begin to expire in fiscal year June 30, 2001. The deferred tax benefit associated with this loss carryforward is $19,826 and a valuation allowance has been established at 100 percent.

12.   EMPLOYEE BENEFITS

Defined Benefit Plan
--------------------

The Bank sponsors a trusteed, defined benefit pension plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates near retirement. The Bank's funding policy is to make annual contributions as needed based upon the funding formula developed by the plan's actuary.

The following table sets forth the change in plan assets and benefit obligation at June 30:

                                                         2000           1999
                                                       ---------      ---------

Plan assets at fair value, beginning of year           $ 474,418      $ 391,058
Actual return (loss) on plan assets                       64,560         25,675
Employer contribution                                     78,946         57,685
Benefits paid                                             (5,524)             -
                                                       ---------      ---------
Plan assets at fair value, end of year                   612,400        474,418
                                                       ---------      ---------

Benefit obligation, beginning of year                    588,818        537,803
Service cost                                              44,757         43,145
Interest cost                                             41,014         41,146
Actuarial adjustments                                    (22,496)       (33,276)
Benefits paid                                             (5,524)             -
                                                       ---------      ---------
Benefit obligation, end of year                          646,569        588,818
                                                       ---------      ---------

Funded status                                            (34,169)      (114,400)
Transition adjustment                                        944          1,066
Unrecognized net loss from past experience
  different from that assumed                             62,142        115,143
                                                       ---------      ---------

Prepaid pension liability                              $  28,917      $   1,809
                                                       =========      =========

The plan assets are invested primarily in stocks and bonds under the control of the plan's trustees as of June 30, 2000.

Assumptions used in the accounting for the defined benefit plan are as follows:

                                                      2000                1999
                                                -------------         ----------
     Discount rate                                    7.00%               7.00%
     Expected return on plan assets                   7.50%               7.50%
     Rate of compensation increase                    4.00%               4.00%

The plan utilizes the straight-line method of amortization for unrecognized gains and losses.

--------------------

Net periodic pension cost includes the following components:

                                                           2000          1999
                                                         --------      --------

Service cost of the current period                       $ 44,757      $ 43,145
Interest cost on projected benefit obligation              41,014        41,146
Actual (return) loss on plan assets                       (65,560)      (25,675)
Net amortization and deferral                              30,627         2,258
                                                         --------      --------
Net periodic pension cost                                $ 50,838      $ 60,874
                                                         ========      ========



Supplemental Retirement Plan
----------------------------

On March 23, 1999, the Company established a nonqualified indexed defined contribution supplemental retirement plan (SRP) for its current directors and key employees. The present value of estimated supplemental retirement benefits is charged to operations. No set retirement benefit amount is promised to the participants, and no deferral of salary or income is required by the participants. Rather, the Company has agreed to place certain funds into an insurance policy on behalf of the participants. Each year, whatever income the policy generates above and beyond the Company's predetermined index rate will be accrued into a retirement account that has been established for the participant. The accumulated benefit was $16,199 at June 30, 2000.

Employee Stock Ownership Plan ("ESOP")
--------------------------------------

The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company or its subsidiary and attained age 21. The ESOP trust purchased 26,450 shares of common stock since the date of conversion with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make required loan payments to the Company. The loan bears an interest rate of 8.50 percent with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the unallocated shares of stock.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense for the ESOP was $27,422 and $31,264 for the years ended June 30, 2000 and 1999, respectively.

-----------------------------

The following table presents the components of the ESOP shares:

                                                 2000         1999
                                               -------      -------

Allocated shares                                 5,951        4,841

Shares released for allocation                   1,543            -

Shares distributed                                   -            -

Unreleased shares                               18,956       21,609
                                               -------      -------

Total ESOP shares                               26,450       26,450
                                               =======      =======

Fair value of unreleased shares               $213,255     $216,090
                                               =======      =======

Stock Option Plan
-----------------

During 1998, the Board of Directors adopted a stock option plan for the directors, officers, and employees. An aggregate of 33,060 shares of authorized but unissued common stock of the Company were reserved for future issuance under this plan. The stock options typically have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

Qualified stock options were granted for the purchase of 21,820 shares, exercisable at the market price of $15.75. The recipients of the stock options vest over a five-year period. At June 30, 2000, there were 11,240 shares available for future grant.

The following table presents share data related to the outstanding options:

                                        Weighted-                Weighted-
                                         average                  average
                                        Exercise                  Exercise
                               2000      Price         1999         Price
                           ----------- ----------   ---------   -----------
     Outstanding, July 1   $   21,820       15.75   $  21,820        15.75
          Granted                   -           -           -            -
          Exercised                 -           -           -            -
          Forfeited                 -           -           -            -
                           ----------               ---------

     Outstanding, June 30      21,820       15.75      21,820        15.75
                           ==========               =========

-----------------

The following table summarizes the characteristics of stock options outstanding at June 30, 2000:

                                 Outstanding                  Exercisable
                     -----------------------------------  ----------------------
                                              Average                  Average
                                   Average    Exercise                Exercise
    Exercise Price      Shares       Life      Price        Shares      Price
    --------------
                     ----------   ---------  -----------    -------  -----------
        $ 15.75         21,820       7.7      $ 15.75        9,819     $ 15.75

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compen-sation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2000: (1) expected dividend yield of 0.8 percent; (2) risk-free interest rate of 5.45 percent; (3) expected volatility of 15.0 percent; and (4) expected life of 8.75 years.

The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," net income applicable to common stock, basic and diluted net income per common share, for the years ended June 30 would have been as follows:

                                                    2000               1999
                                                -----------         ---------

    Net income applicable to common stock:
       As reported                              $   242,308         $ 122,312
       Pro forma                                    236,036           107,661
    Basic net income per common share:
       As reported                              $      0.89         $    0.41
       Pro forma                                       0.86              0.36
    Diluted net income per common share:
       As reported                              $      0.89         $    0.41
       Pro forma                                       0.86              0.36

Restricted Stock Plan ("RSP")
-----------------------------

In 1998, the Board of Directors adopted a RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate directors, officers, and key employees who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP and have the responsibility to invest all funds contributed by the Company to the Trust created for the RSP.

-----------------------------

In 1998, the Trust purchased, with funds contributed by the Company, 13,224 shares of the common stock of the Company, of which 3,965 shares were issued to directors, 4,892 shares were issued to officers and employees, and 5,027 shares remain unissued as of June 30, 2000. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

The Company granted a total of 8,857 shares of common stock in March 1998. All plan share awards granted are earned at a rate of 20 percent one year after the date of grant and 20 percent annually thereafter. The unearned RSP shares are excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity. Net compensation expense attributable to the RSPs amounted to $41,656 and $58,185 for the years ended June 30, 2000 and 1999, respectively.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
-----------

In the normal course of business, there are various outstanding commitments and contingent liabilities which are not reflected in the accompanying financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. The amount of collateral obtained, if deemed necessary by the Company, upon the extension of credit is based on management's credit evaluation of the counterparty. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The off-balance sheet commitments were comprised of the following:

                                                       2000
                                                   ------------
     Commitments to extend credit:
         One-to-four family                       $    145,013
         Unfunded lines of credit                      624,204

All of the Company's commitments to fund future one-to-four family real estate loans are fixed rates and at June 30, 2000, those rates ranged from 7.25 percent to 8.25 percent. The rates on unfunded lines of credit are indexed to the prime lending rate.

Contingent Liabilities
----------------------

In the normal course of business, the Company is involved in various legal proceedings primarily involving the collection of outstanding loans. None of these proceedings are expected to have a material effect on the financial position or operations of the Company.

14. REGULATORY MATTERS

Dividend Restrictions
---------------------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require that the Bank give the OTS 30 days notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

Regulatory Capital Requirements
-------------------------------

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 2000 and 1999, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, Tier 1 Leverage capital, and Tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively.

-------------------------------

Actual capital levels of the Bank and minimum required levels are as follows:

                                                 2000                          1999
                                    ---------------------------  -----------------------------
                                      Amount         Ratio            Amount           Ratio
                                    -----------   ----------     -----------------  ----------
Total Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                              $ 4,238,006        23.7 %       $ 3,985,000          22.2 %
For Capital Adequacy Purposes         1,430,000         8.0           1,436,000           8.0
To Be Well Capitalized                1,787,500        10.0           1,795,000          10.0


Tier I Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                              $ 4,083,006        22.8 %       $  3,819,000         21.3 %
For Capital Adequacy Purposes           715,000         4.0              718,000          4.0
To Be Well Capitalized                1,072,500         6.0            1,077,000          6.0


Core Capital
  (to Adjusted Assets)
  --------------------

Actual                              $ 4,083,006        10.1 %       $  3,819,000         10.1 %
For Capital Adequacy Purposes         1,220,831         4.0            1,549,000          4.0
To Be Well Capitalized                2,034,719         5.0            2,323,000          5.0


Tangible Capital
  (to Adjusted Assets)
  --------------------

Actual                              $ 4,083,006        10.1 %       $  3,819,000         10.1 %
For Capital Adequacy Purposes           610,416         1.5              567,178          1.5
To Be Well Capitalized                      N/A         N/A                  N/A          N/A

15.   FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments at June 30, are as follows:

                                                  2000                          1999
                                      ----------------------------  ----------------------------
                                        Carrying         Fair         Carrying         Fair
                                         Value           Value         Value           Value
                                      -------------   ------------  -------------   ------------
Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        in other banks, and
        certificates of deposit
        in other banks                $  1,217,161    $ 1,217,161    $ 3,412,184    $ 3,412,184
     Investment securities:
        Available for sale               2,209,267      2,209,267      2,497,658      2,497,658
        Held to maturity                14,894,110     14,033,582     13,978,012     13,571,429
     Mortgage-backed securities:
        Available for sale               1,116,035      1,116,035      1,412,097      1,412,097
        Held to maturity                   323,803        313,838        395,801        388,392
     Loans receivable                   18,866,204     18,491,204     16,989,946     17,315,681
     Bank owned life insurance           1,214,106      1,214,106      1,162,749      1,162,749
     Accrued interest receivable           351,453        351,453        303,415        303,415
     FHLB stock                            200,000        200,000        153,300        153,300
                                       ------------    -----------    -----------    -----------
        Total                         $ 40,392,139    $39,146,646    $40,305,162    $40,216,905
                                       ============    ===========    ===========    ===========

Financial liabilities:
     Deposits                         $ 34,585,942    $34,226,942    $35,250,627    $35,521,863
     Advances by borrowers
        for taxes and insurance            247,127        247,127        227,241        227,241
     Short-term borrowings               1,500,000      1,500,000              -              -
     Long-term borrowings                        -              -      1,000,000        989,605
     Accrued interest payable               20,660         20,660         17,416         17,416
                                       ------------    -----------    -----------    -----------
        Total                         $ 36,353,729    $35,994,729    $36,495,284    $36,756,125
                                       ============   ===========    ===========    ===========


Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks,  Interest-bearing  Deposits in Other Banks,  Bank Owned
--------------------------------------------------------------------------------
Life Insurance,  Accrued Interest Receivable,  FHLB Stock, Advances by Borrowers
--------------------------------------------------------------------------------
for Taxes and Insurance, Short-term Borrowings, and Accrued Interest Payable
--------------------------------------------------------------------------------

The fair value is equal to the current carrying value.

Investment and Mortgage-backed Securities
-----------------------------------------

The fair value of these securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Receivable and Deposits
-----------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows based upon current market rates adjusted for prepayment risk and credit quality. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Commitments to Extend Credit
----------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13.